U. S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB

                               File No.: 000-51139
                                 CIK: 0001302946

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        NAVIDEC FINANCIAL SERVICES, INC.
                 (Name of Small Business Issuer in its charter)



Colorado                                         13-4228144
---------------------------                --------------------------
State or other jurisdiction of               IRS Employer ID Number
incorporation or organization

         8310 South Valley Highway, 3rd Floor, Englewood, Colorado 80112
               (Address of principal executive offices) (Zip Code)

                     Issuer's telephone number: 303-222-1000

           Securities to be registered under Section 12(b) of the Act:

   Title of each class                         Name of each exchange on which
   to be so registered                         each class is to be registered
   -------------------                         ------------------------------

   Not Applicable                                       Not Applicable

           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                  ------------
                                (Title of class)

                                TABLE OF CONTENTS

                                     PART I
Item 1.           Business................................................     3
Item 2.           Management's Discussion and Analysis of Financial
                       Condition and Results of Operations................    16
Item 3.           Properties..............................................    23
Item 4.           Security Ownership of Certain Beneficial Owners
                        and Management....................................    23
Item 5.           Directors and Executive Officers of the Registrant......    25
Item 6.           Executive Compensation..................................    28
Item 7.           Certain Relationships and Related Transactions..........    33
Item 8.           Description of Securities...............................    35

                                     PART II

Item 1.           Market Price and Dividends on the Registrant's Common
                      Equity and Other Shareholder Matters................    38
Item 2.           Legal Proceedings.......................................    39
Item 3.           Changes in and Disagreements with Accountants...........    40
Item 4.           Recent Sales of Unregistered Securities.................    40
Item 5.           Indemnification of Directors and Officers...............    41

                                    PART F/S

Financial Statements and Supplementary Data...............................   F-1

                                    PART III

Item 1.  Index to Exhibits................................................    44
Item 2. Description of Exhibits...........................................    45

Signature Page............................................................    45

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL


         The following is a summary of some of the information contained in this document. Unless the context requires otherwise, references in this document to "Navidec Financial Services," "NFS," or the "Company" are to Navidec Financial Services, Inc. and its subsidiaries, and references to "Old Navidec" or "BPZ" are to BPZ Energy, Inc., formerly Navidec, Inc. or its subsidiaries.

ABOUT NAVIDEC FINANCIAL SERVICES, INC.

         NFS is a Colorado corporation that was established in December 2002 under the name "Navidec Capital, Inc." and was renamed "Navidec Financial Services, Inc." in October 2003. NFS was a wholly-owned subsidiary of Old Navidec until it was spun-off as a dividend, pro rata, to the shareholders of Old Navidec pursuant to the terms of a revised Merger Agreement, dated as of July 8, 2004, between BPZ and Old Navidec (the "Merger Agreement"). The Merger Agreement provided, among other things, for the transfer of all of the business assets and liabilities of Old Navidec and its subsidiaries to NFS and for the spin-off of NFS to the shareholders of Old Navidec pro rata as of September 9, 2004, the record date for the share distribution.

         The separation of NFS from Old Navidec and the distribution of Old Navidec's historical business to NFS was a condition to the merger transaction between Old Navidec and BPZ. In contemplating the merger transaction, the Old Navidec board of directors determined that separating its historical business development and mortgage services businesses from its new oil and gas exploration and production business to be acquired through the acquisition of BPZ and distributing the common stock of the subsidiary NFS pro rata to Old
Navidec shareholders was advisable to protect the economic interests of the existing Navidec shareholders as of September 9, 2004. Old Navidec's board of directors believed that the separation of NFS from Old Navidec would provide both companies with the opportunity to focus exclusively on their respective businesses and their unique opportunities. In addition, the separation should enable each company to enhance its strategic, financial and operational flexibility, and better facilitate future financings.

         The merger  transaction  was  consummated  on September  10,  2004.  On
February 2, 2005, all of the shares of NFS common stock required to be distributed as a dividend pursuant to the merger and spin-off transaction were distributed to the Old Navidec shareholders of record as of September 9, 2004.

NFS SERVICES

         We are in the business of identifying and acquiring controlling interests in development stage companies to further their growth by providing capital, consulting, personnel and other services, both internally and through outside sources. After developing acquired companies NFS may either sell them privately or publicly, or NFS may distribute to NFS shareholders, or NFS may continue to operate them. NFS may also from time to time provide capital, consulting, personnel and other services, both internally and through the use of subcontractors, to development stage companies that NFS has decided not to acquire.

NORTHSIGHT

           On September 11, 2003, Old Navidec entered into a purchase agreement with Northsight Mortgage Group, LLC ("Northsight") and its sole member that provided for the transfer of eighty percent (80%) of the issued and outstanding membership units of Northsight to Old Navidec in exchange for the issuance of shares of Old Navidec common stock. Pursuant to the terms of the purchase agreement, 42,667 shares of Old Navidec common stock were issued to the sole member of Northsight and additional shares were placed in escrow. After the audit of Northsight's December 31, 2003 financial statements, an additional 42,667 shares of Old Navidec common stock were issued to the sole member of Northsight and an aggregate of 43,562 shares of Old Navidec common stock were issued to two employees of Northsight pursuant to the terms of the purchase agreement in exchange for the transfer of any trade names, trademarks or trade dress related to Northsight. At that time the balance of the shares subject to the escrow was adjusted pursuant to the purchase agreement to provide for a total of 197,056 shares that are to be released and issued to the two employees in equal annual installments over a three year period beginning on September 11, 2004 and ending on September 11, 2006. Following this adjustment the total acquisition cost for the 80% interest in Northsight was valued at $246,320. The 80% ownership interest in Northsight was transferred and assigned by Old Navidec to NFS pursuant to the terms of the merger transaction. In May of 2005, NFS established Navidec Mortgage Holdings, Inc. ("Mortgage Holdings"), a Colorado corporation and wholly-owned subsidiary of NFS, that is the holding company of the mortgage-related entities and assets of NFS.

         Northsight is subject to the regulations of the Arizona State Banking Commission, and is also subject to Federal regulations regarding consumer protection, including Truth-In-Lending and RESPA, since it originates consumer loans.

AEGISUSA BUSINESS GROUP

         On April 7, 2005, NFS entered into a Stock Purchase Agreement with AegisUSA Business Group, Inc., a Colorado corporation ("AegisUSA"), in which NFS was entitled to receive three million (3,000,000) shares of AegisUSA common stock and two million (2,000,000) shares of AegisUSA Series B Convertible Preferred Stock in exchange for a purchase price of $625,000, to be paid over a period of ninety days, and by agreeing to exchange shares of NFS common stock for all of the issued and outstanding shares of the AegisUSA Series A Preferred Stock. The negotiated purchase price was based on the pro forma financial information, business plan and the anticipated capital funding requirements of AegisUSA.

         On December 13, 2005 AegisUSA was sold to two individuals, one of whom is an officer of NFS and one of whom was at the time, a director of NFS. The terms of the sale provided for a $100,000 cash payment to NFS at the closing of the sale and a $528,000 note due and payable to NFS on December 31, 2006. The note caries an 8% interest rate and is secured by 2,000,000 common shares and 3,000,000 preferred shares of AegisUSA. 288,862 shares of NFS common stock held by the purchasers are also pledged as collateral against the note. In addition, the note carries a price escalation of approximately $33,334 per month for each month that the note remains unpaid after January 31, 2006, until such time that a cumulative escalation of $400,000 is reached. No interest is accrued on the escalation amounts unless and until the note is in default at which point the cumulative escalation amount also carries an interest charge at 8% per annum. Further, the terms of the sale also called for the cancellation of all common stock exchange rights that initially had been given by NFS to the holders of all of the issued and outstanding shares of AegisUSA Series A Preferred Stock at the time of the original purchase of AegisUSA by NFS. Also, as a condition to closing, the terms of the sale required reimbursement by AegisUSA to NFS of approximately $51,000 in expenses paid by NFS on behalf of AegisUSA. Approximately $26,000 of this amount was paid to NFS at the closing with the remainder due and payable to NFS no later than six months from the date of the closing.

         For the period ended December 31, 2005, NFS realized a gain on the sale of AegisUSA of approximately $744,000. As of May 31, 2006 NFS had accrued an additional approximately $184,000 in price escalation and interest charges on the sale of AegisUSA. As a result of this sale, effective December 2005 NFS discontinued all of its technology services operations

NFS STRATEGY -

         The Company's primary strategy going forward will be to focus its resources on the acquisition of new companies and continued development of previous acquisitions. NFS describes in this document the businesses that were contributed to NFS by Old Navidec in the separation as if they were the Company's businesses for all historical periods described. References in this document to the historical assets, liabilities, businesses or activities of Old Navidec or the Company's business are generally intended to refer to the historical assets, liabilities, businesses or activities of the contributed business as it was conducted as part of Old Navidec and its subsidiaries prior to the separation. As of September 10, 2004, NFS is now an independent company and Old Navidec does not have a continuing stock ownership interest in NFS. The Company's historical financial results as part of Old Navidec contained herein may not reflect NFS financial results in the future.

COMPETITION

         There are many competitors with greater resources and experience than NFS in the business of acquiring development stage companies and providing similar capital and services. It may be difficult for NFS to identify and acquire businesses because some of our competitors may have greater resources.

EMPLOYEES

         As of June 12, 2006 NFS and its subsidiaries had a total of fifteen employees. Two full time employees are dedicated to NFS and thirteen full time employees are focused on Northsight. None of NFS employees are represented by a labor union.

CAPITAL STRUCTURE

         NFS currently has 100,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share, authorized by the Company's articles of incorporation.

         As of July 12, 2006, the Company had 7,950,048 shares of NFS common stock issued and outstanding. Pursuant to the Merger Agreement, the outstanding common stock of NFS was increased to 5,177,748 shares on the closing date of the merger transaction. On September 21, 2004, an additional 1,200,000 shares of NFS common stock were granted to executive officers of the Company as compensation. In January 2006, 250,000 shares of NFS common stock were issued pursuant to the exercise of options by an outside consultant to the Company. In addition, in April 2005, the Company commenced a private placement under Regulation D of the Securities Act of 1933, as amended. The offering consisted of units comprised of one share of NFS common stock, par value $.001 per share, one Class A warrant and one Class B warrant for an offering price of $1.00 per unit. The Class A warrant entitles the holder to purchase one share of NFS common stock for each warrant held at a purchase price of $2.00 per share and the Class B warrant entitles the holder to purchase one share of NFS common stock for each warrant held at a purchase price of $4.00 per share. Each warrant carries a term of 5 years. In August 2005, the Company closed on the sale 1,332,500 of these units.

         On July 6, 2005, NFS entered into a loan agreement with The Elevation Fund, LLC whereby The Elevation Fund, LLC loaned to NFS an aggregate amount of $312,000 for a period of 90 days following the closing date at an interest rate equal to the highest prime rate per annum published in the Money Rate Table of the Western Edition of The Wall Street Journal plus four percent (4%), compounded annually. In consideration for the loan, NFS issued a common stock purchase warrant representing the right to purchase 100,000 shares of NFS common stock at a purchase price of $1.00 per share for a period of time expiring on July 6, 2010. In consideration of an extension on the repayment of this loan to December 31, 2005, NFS issued The Elevation Fund, LLC an additional common stock purchase warrant representing the right to purchase 50,000 shares of NFS common stock at a purchase price of $1.00 per share for a period of time expiring on July 6, 2010. NFS has agreed to register the resell of the common stock underlying these warrants on any registration statement filed by the Company. The Company also entered into a security agreement with The Elevation Fund, LLC providing a security interest in 150,000 shares of BPZ common stock held by NFS to secure its performance under the loan agreement. In January 2006, the Company repaid the loan in full and as such The Elevation Fund, LLC no longer holds a security interest in the aforementioned 150,000 shares of BPZ common stock.

         There is currently no public trading market for NFS common stock.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

         All of NFS revenues are presently derived from customers within the United States. All of the Company's assets are currently located in the United States.

THE SEPARATION AND DISTRIBUTION OF NFS FROM OLD NAVIDEC

         General. As a condition of the merger transaction, the Old Navidec board of directors approved the distribution of all of the outstanding shares of NFS common stock to the holders of Old Navidec common stock. Each holder of Old Navidec common stock is entitled to receive one share of NFS common stock for every one share of Old Navidec common stock they held on September 9, 2004, which was the record date to determine the shareholders of Old Navidec for the purpose of the spin-off transaction. For more information see "Manner of Effecting the Distribution."

         Reasons for the Separation and Distribution. The separation of NFS from Old Navidec and the distribution of Old Navidec's historical business to NFS was a condition to the merger transaction between Old Navidec and BPZ. In contemplating the merger transaction, the Old Navidec board of directors determined that separating its historical businesses from the new oil and gas exploration and production business to be acquired through the acquisition of BPZ and distributing NFS common stock pro rata to Old Navidec shareholders was appropriate and advisable. Old Navidec's board believed that the Company's separation from Old Navidec would provide both companies with the opportunity to focus exclusively on their respective businesses and their unique opportunities for long-term growth and profitability. In addition, the separation enables each company to enhance its strategic, financial and operational flexibility. As separate entities, both companies can use their respective resources to invest in opportunities targeted to each of its distinct strategies and markets.

         Manner of Effecting the Distribution. The merger transaction was consummated on September 10, 2004. On February 2, 2005, all of the shares of NFS common stock that had been issued effective on September 9, 2004 pursuant to the merger and spin-off transaction were initially distributed to the Old Navidec shareholders of record as of September 9, 2004. Concurrent with this distribution, on January 31, 2005 NFS filed a registration statement on Form 10-SB with the Securities and Exchange Commission. This registration statement would have automatically become effective on April 1, 2005 for the purpose of registering these shares. Subsequent to this filing, on March 4, 2005 the SEC issued a comment letter to NFS regarding the registration statement. On March 31, 2005 NFS withdrew the Form 10-SB registration statement largely due to the fact that SEC expressed concerns that the registration statement would become effective even though comments from the SEC were still outstanding. Further, NFS was not in a position to provide a timely response to those comments since its audit for the year ended December 31, 2004 was not complete at that time. As such, management felt that it was in the best interests of the Company to withdraw the registration statement rather than let it become effective before all of the SEC's comments could be addressed.

         Results of the Separation and Distribution. As of September 10, 2004 NFS became an independent company owning and operating what had previously been Old Navidec's business development and mortgage services businesses.

ARRANGEMENTS BETWEEN OLD NAVIDEC AND NAVIDEC FINANCIAL SERVICES

         The material agreements summarized below are filed as exhibits to this registration statement and the summaries of each of these agreements set forth those terms NFS believe to be material. These summaries are qualified in their entirety by reference to the full text of the agreements.

         The Merger Agreement. The Merger Agreement sets forth the agreements between NFS and Old Navidec with respect to the principal corporate transactions required to effect the separation and the distribution of NFS shares to Old Navidec shareholders and other agreements governing the relationship between Old Navidec and NFS.

         The  Separation.  To  effect  the  separation,   Old  Navidec  and  its
subsidiaries transferred the assets and liabilities of its business to NFS and NFS assumed and agreed to perform and fulfill all of the liabilities of such business in accordance with their respective terms as of September 10, 2004. As part of the Merger Agreement, NFS is entitled to receive the proceeds from any exercise of stock options under the Old Navidec stock option plan including all cash proceeds and shares of BPZ common stock surrendered as part of a cashless exercise of such options. All assets were transferred on an "as is," "where is" basis, and NFS agreed to bear the economic and legal risks that any conveyance was insufficient to vest in the transferee good and marketable title, free and clear of any security interest, and that any necessary consents or approvals were not obtained or that requirements of laws or judgments were not satisfied.

         Releases and Indemnification. Pursuant to the Merger Agreement, NFS and its affiliates agreed to release and discharge Old Navidec and its affiliates from all liabilities assumed by NFS as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to the Old Navidec business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the merger agreement. Old Navidec and its affiliates released and discharged NFS and its affiliates from all liabilities retained by Old Navidec as part of the separation and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the merger agreement.

         NFS agreed to indemnify, defend and hold harmless Old Navidec, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

         o the failure of NFS or any of the Company's subsidiaries to pay, perform or otherwise promptly discharge any liabilities assumed by NFS or NFS subsidiaries as part of the separation, in accordance with their respective terms;

         o any breach by NFS or any of NFS subsidiaries of the agreement or any of the ancillary agreements; and

         o any untrue statement or alleged untrue statement in any information statement or this prospectus of a material fact, or any omission or alleged omission to state a material fact required to be stated in any information statement or this prospectus that is necessary to make the statements therein not misleading, except for any statement of a material fact made explicitly in Old Navidec's name or any omission to state a material fact necessary to make any statement made explicitly in Old Navidec's name not misleading.

         Old Navidec agreed to indemnify, defend and hold harmless NFS, each of its affiliates and each of its respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

         o the failure of Old Navidec or any of its subsidiaries, other than NFS, to pay, perform or otherwise promptly discharge any of their respective liabilities retained by Old Navidec or its subsidiaries as part of the separation, in accordance with their respective terms;

         o any breach by Old Navidec or any of its subsidiaries, other than NFS, of the agreement or any of the ancillary agreements; and

         o any untrue statement or alleged untrue statement made explicitly in NFS' name in any information statement or this prospectus of a material fact, or any omission or alleged omission to state a material fact necessary to make any such statement made explicitly in NFS' name not misleading.

         Proceeding Liabilities. Except as expressly set forth in any ancillary agreement, NFS assumed all liabilities of Old Navidec and its subsidiaries to the extent relating to, arising out of or resulting from actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the distribution to the extent such liabilities relate to, arise out of or result from businesses and assets transferred from Old Navidec to NFS. The liabilities that NFS assumed include, among other things, liabilities for any claims or legal proceedings related to business that were to be transferred to NFS but were discontinued prior to the distribution.

         Investor Relations and Public Relations Agreement. Under the terms of the Merger Agreement, Old Navidec agreed to retain NFS to provide investor relations and public relations services for a period of not less than three months. The related public relations agreement between Old Navidec and NFS provided for the payment to NFS of a fee of $30,000 per month plus the payment of all related expenses. In addition, Old Navidec issued a stock purchase warrant to NFS granting the right to purchase up to 1,500,000 shares of BPZ common stock at an exercise price of $2.00 per share. Based upon a market price of $3.21 per share on September 9, 2004, the aggregate value of these warrants as of that date was $1,815,000. The warrant expires on July 8, 2006. In this regard, NFS entered into sub-contract arrangements with certain third parties including Phoenix Alliance, Inc. for the provision of some of the investor and public relations services. Pursuant to the terms of these sub-contract agreements, NFS assigned 500,000 of the warrants to Phoenix Alliance, Inc. and 20,000 of the warrants to another subcontractor. These subcontractors are not affiliated with the Company. This amount has been subsequently adjusted to reflect a remaining right to purchase 810,000 shares of BPZ common stock due to the assignment of an additional 20,000 warrants to an independent subcontractor and the exercise of the warrant to purchase 150,000 shares of BPZ common stock in July 2005. In February 2005, the parties agreed to permit the engagement to terminate on May 6, 2005. Pursuant to the terms of the agreement, NFS retained the stock purchase warrants and received payment on all services rendered through the date the engagement was terminated.

        Issuance of Shares of Old Navidec Common Stock to Navidec Financial Services. At the closing of the merger transaction, Old Navidec issued 604,246 shares of BPZ common stock to NFS. The NFS board of directors then decided to transfer 104,246 shares of the BPZ common stock to certain of its executive officers, directors and outside consultants as compensation. Accrued compensation of $312,768 was recorded at September 30, 2004 related to the authorization of the transfer of the BPZ shares to these executive officers. The shares were transferred after September 30, 2004 and as a result NFS held 500,000 shares of BPZ common stock following the transfer. NFS subsequently received an additional 97,018 shares of BPZ common stock as proceeds from the cashless exercise of certain legacy Old Navidec stock options in lieu of a cash exercise price which the Company is entitled to receive pursuant to the terms of the merger transaction. Further, pursuant to the terms of a default judgment entered in the Denver District Court on behalf of NFS, in April 2006 NFS received an additional 100,000 shares of BPZ common stock that had previously been granted to certain outside consultants to the merger transaction.

         Settlement Agreement and Mutual Release. On February 14, 2006 BPZ filed a Petition in the District Court of Arapahoe County, Colorado for the appointment of a receiver and the judicial dissolution of NFS. On May 19, 2006, BPZ and the Company entered into a Settlement Agreement and Mutual Release (the "Agreement") by and among the Company, BPZ, and John McKowen, the Chief Executive Officer of NFS (collectively, the "Parties"). The Agreement settles all disputes amongst the Parties relating to the Action. The Agreement provides for among other things a complete mutual release between the Parties of any and all claims relating to the Action. The Agreement also provides that the expiration date that currently applies to the BPZ warrants held by NFS will be extended to a date that is one year following the effective date of the registration of the BPZ shares underlying the warrants. BPZ is obligated to use good faith and reasonably diligent efforts to obtain effective registration of such shares and will bear any related, direct and customary registration expense. On June 20, 2006 the Court dismissed the petition with prejudice and further issued a declaratory judgment and finding of fact that BPZ was not now nor had it ever been shareholder of NFS since September 9, 2004, the record date of the spin-off.

ADMINISTRATIVE OFFICES

         The Company's principal offices are located at 8310 South Valley Highway, 3rd Floor, Englewood, Colorado 80112 and the telephone number is (303) 222-1000. The Company pays monthly rent and fees of approximately $4,500 for the use of this office and related facilities.



                           FORWARD LOOKING STATEMENTS

         This prospectus includes forward-looking statements, including, without limitation, statements relating to NFS plans, strategies, objectives, expectations, intentions and adequacy of resources. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause NFS actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These factors include, among others, the following: ability of NFS to implement its business strategy; ability to obtain additional financing; NFS limited operating history; unknown liabilities associated with future acquisitions; ability to manage growth; increase in interest rates and corresponding decrease in mortgage financing activity; significant competition; ability to attract and retain talented employees; and future government regulations; and other factors described in this prospectus or in other of NFS filings with the Securities and Exchange Commission. NFS is under no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

                         RISKS RELATING TO NFS BUSINESS

LIMITED OPERATING HISTORY MAKES IT DIFFICULT FOR INVESTORS TO EVALUATE NFS BUSINESS.

         Although NFS was formed in 2002, NFS is in a formative stage because the Company has been operated as a wholly-owned subsidiary of Old Navidec without significant business operations until the spin-off transaction. NFS is also subject to all of the risks inherent in attempting to expand a relatively new business venture; such risks include, but are not limited to, the possible inability to profitably operate its existing business, its possible inability to fund working capital requirements and its possible inability to attract new clients that will have a positive effect on NFS operations. As a result, NFS may not be able to achieve a level of profitability that will provide a return on invested capital or that will result in a market for the Company's securities.

NFS MAY ACQUIRE OTHER BUSINESSES FROM THIRD PARTIES THAT COULD CAUSE NFS TO INCUR SIGNIFICANT EXPENSES AND COULD RESULT IN SIGNIFICANT LOSSES.

         As part of the NFS business strategy, the Company plans to pursue acquisitions in the future, some of which may represent businesses that are new to NFS or that represent a significant expansion of NFS current lines of business. NFS may not identify or complete these transactions in a timely manner, on a cost-effective basis or at all, and it may not realize the expected benefits of any acquisition or strategic alliance. Other companies, including those with substantially greater financial, sales and marketing resources, may compete with NFS for these strategic opportunities.

         Further, if NFS is successful in securing such opportunities, the product and service capabilities that NFS acquires may not be successful or may require significantly greater resources and investments than originally anticipated. In making such acquisitions, NFS may incur significant acquisition-related expenses, incur substantial debt and may assume unknown or contingent liabilities. In addition, NFS may enter markets in which it has no or limited prior experience. NFS may encounter difficulties integrating acquired personnel, operations, technologies or services. NFS may encounter difficulties managing the growth it expects to experience from the Company's acquisitions. NFS also may encounter unforeseen expenses, complications and delays, including difficulties in staffing and providing operational and management oversight. NFS could also experience negative effects on its reported results of operations from acquisition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets. To the extent NFS encounters problems with any future acquisitions, NFS could be materially adversely affected.

NFS OPERATIONS MAY DECLINE DUE TO SIGNIFICANT COMPETITION IN THE INDUSTRIES IN WHICH THE COMPANY OPERATES.

         NFS faces significant competition and the Company may not be able to compete effectively. The business development and mortgage services industries are highly competitive. NFS competes with many companies ranging from small start-up enterprises to national companies that are larger than NFS is and have access to greater financial, marketing, and other resources.

         The Company's failure to compete effectively could cause NFS to lose market share to its competitors and/or have a material adverse effect on the Company's revenues and profitability.

The Company's mortgage service business could be adversely affected by an increase in interest rates and/or a downturn in the economy.

         The Company's mortgage service business could be adversely affected by an increase in interest rates and/or a downturn in the economy and a corresponding decrease in new residential or commercial construction and mortgage refinancing activity. The resulting decrease in revenue from NFS mortgage services division could negatively impact its ability to achieve and maintain profitability.

NFS QUARTERLY RESULTS MAY BE VOLATILE DUE TO FLUCTUATING MONEY MARKETS.

         With respect to the Company's mortgage business, its revenues, cash flow, profitability and future rate of growth are mostly dependent upon prevailing interest rates. The Company's ability to maintain or increase its borrowing capacity and to obtain additional capital on attractive terms is also to some extent dependent on certain market driven indices, including:

         o        the level of consumer and business demand

         o        domestic governmental regulations and other actions

         o        overall economic conditions

         Significant increases in interest rates would adversely affect NFS revenues, operating income and borrowing capacity and may require a reduction in the value of NFS mortgage service business.

THE COMPANY IS SUBJECT TO THE RISK OF POSSIBLY BECOMING AN INVESTMENT COMPANY.

         Due to the Company's minority interest in BPZ and the possibility that it may take equity options from consulting clients and/or invest the Company's own capital in consulting clients, NFS runs the risk of inadvertently becoming an investment company that is required to register under the Investment Company Act of 1940. Registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates.

         To avoid becoming an investment company, NFS closely monitors the value of its investments and structure transactions with an eye toward the Investment Company Act. As a result, NFS may structure transactions in a less advantageous manner than if it did not have Investment Company Act concerns, or it may avoid otherwise economically desirable transactions due to those concerns. In addition, events beyond the Company's control, including significant appreciation or depreciation in the market value of certain of NFS holdings, could result in NFS inadvertently becoming an investment company.

         If it were established that NFS were an investment company, there would be a risk, among other material adverse consequences, that NFS could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, that NFS would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with NFS undertaken during the period it was established that NFS was an unregistered investment company.


RISKS RELATING TO THE COMPANY'S FINANCIAL CONDITION

IF NFS BUSINESS PLANS ARE NOT SUCCESSFUL, IT MAY NOT BE ABLE TO CONTINUE OPERATIONS AS A GOING CONCERN AND THE COMPANY'S SHAREHOLDERS MAY LOSE THEIR ENTIRE INVESTMENT IN NFS.

         As discussed in the Notes to Consolidated Financial Statements included in this registration statement, at December 31, 2005, NFS had accumulated deficit of approximately $3,509,000 and a shareholders' equity of approximately $6,737,000. NFS had net losses of $1,377,000 for the year ended December 31, 2005.

         The Company's ability to continue as a going concern is dependent upon NFS generating cash flow sufficient to fund operations and effectively managing its operating expenses. The Company's business plans may not be successful in addressing these issues. If NFS cannot continue as a going concern, its shareholders may lose their entire investment in NFS.

IF NFS  CONTINUES  TO  INCUR  OPERATING  LOSSES,  IT MAY  HAVE  TO  CURTAIL  ITS
OPERATIONS.

         NFS has not generated profits from operations to date and it may continue to lose money for the foreseeable future. From Old Navidec's inception through the closing of the merger transaction, Old Navidec incurred operating losses and experienced negative cash flow. NFS may continue to incur losses and may never achieve or sustain profitability. If NFS cannot achieve positive cash flow through its planned operations, NFS may have to consider significant reductions in its operating activities or discontinue operations, potentially resulting in the loss of your entire investment in NFS.

IN THE FUTURE NFS MAY NEED TO RAISE ADDITIONAL FUNDS THROUGH DEBT OR EQUITY FINANCING TO CONTINUE OPERATIONS.

         Management estimates that the Company's currently available capital resources are sufficient to fund NFS current operations for the next two years. In the future NFS may need to raise additional capital resources through the incurrence of debt or the issuance of equity in order to fund its working capital requirements and to make acquisitions and other investments. Such debt or equity financing may not be available to NFS on acceptable terms or at all. If NFS cannot raise the necessary capital resources it may not be able to grow its business or pay NFS accounts payable when they become due.

         If NFS raises funds through the issuance of debt or equity, any debt securities or preferred stock issued will have rights, preferences and privileges senior to those of holders of NFS common stock in the event of liquidation, and the terms of the debt securities may impose restrictions on NFS operations. If NFS raises funds through the issuance of equity, the issuance would dilute your ownership interest if you did not purchase additional equity in NFS at the time.

RISKS RELATED TO NFS COMMON STOCK

ADDITIONAL INFUSIONS OF CAPITAL MAY HAVE A DILUTIVE EFFECT ON YOUR INVESTMENT.

         To finance NFS planned operations it may sell additional shares of NFS stock. Any additional equity financing that NFS receives may involve substantial dilution to the Company's existing shareholders. NFS may also issue stock to acquire assets or businesses. In the event that any such shares are issued, the proportionate ownership and voting power of other shareholders will be reduced.

INVESTOR PROFITS, IF ANY, WILL LIKELY BE LIMITED FOR THE NEAR FUTURE.

         Because NFS does not anticipate paying any dividends in the near future, investors in NFS common stock probably will not derive any profits from their investment in NFS for the foreseeable future, other than through any price appreciation of NFS common stock. NFS incurred a net loss of $1,377,000 for the year ended December 31, 2005. NFS may not be able to generate net profits and it is unlikely that the price of NFS common stock will appreciate if it continues to generate operating losses in the future. Thus, it is likely that investor profits, if any, will be limited for the near future.

NFS EXPECTS THAT ITS COMMON STOCK WILL TRADE ON THE OTC BULLETIN BOARD, WHICH MAY MAKE IT MORE DIFFICULT FOR YOU TO RESELL SHARES WHEN YOU WANT AND AT PRICES YOU FIND ATTRACTIVE.

         There is currently no public trading market for NFS common stock. NFS expects that its common stock will trade on the OTC Bulletin Board, which is an electronic quotation medium used by subscribing broker-dealers to reflect dealer quotations on a real-time basis. This over-the-counter market provides significantly less liquidity and regulatory oversight than the NASDAQ Stock Market. Securities that are thinly traded on the OTC Bulletin Board often experience a significant spread between the market maker's bid and asked prices. Therefore, prices for actual transactions in securities traded on the OTC Bulletin Board may be difficult to obtain and holders of NFS common stock may be unable to resell their shares when they want and at prices they find attractive.

SHARES THAT ARE ELIGIBLE FOR FUTURE SALE MAY HAVE AN ADVERSE EFFECT ON THE PRICE OF NFS COMMON STOCK.

         As of July 12, 2006, NFS had 7,950,048 shares of common stock outstanding, which may be tradable under Rule 144 of the Securities Act of 1933, if the Company stock is ever approved to trade in any venue.

         Sales of substantial amounts of common stock, or a perception that such sales could occur, and the existence of options to purchase shares of common stock at prices that may be below the then current market price of the common stock, could adversely affect the market price of NFS common stock. This could impair the Company's ability to raise capital through the sale of NFS equity securities and also could negatively affect the price that holders of NFS common stock receive for their shares.

RISKS RELATED TO NFS CAPITALIZATION PRIMARILY WITH BPZ COMMON STOCK AND WARRANTS

NFS HAS BEEN PRIMARILY CAPITALIZED WITH COMMON STOCK AND WARRANTS OF BPZ WHICH MAY BE SUBJECT TO VOLATILE CHANGES IN VALUE.

         NFS's significant liquid assets consist of 563,942 shares of BPZ common stock and 810,000 warrants to purchase shares of BPZ common stock. These assets are included in the amount listed as "Investments in Securities of BPZ" on NFS balance sheets and with a value of $4,162,000, representing 70.35% of the total book value of NFS assets at March 31, 2006 The market for shares of BPZ is very volatile. As a result, the value of the BPZ common stock and warrants the Company own could decline significantly. Also, due to the large block of BPZ shares held by NFS and due to the significant number of shares underlying the BPZ warrants relative to the trading value of BPZ, it is uncertain if NFS could liquidate its positions in BPZ at an amount equal to the estimated fair value of those assets. Actual proceeds from the sale of the stock or the stock received upon exercise of the warrants may be significantly lower than the amount recorded on NFS balance sheets.

NFS MAY RECEIVE OPTIONS, WARRANTS OR EQUITY SECURITIES OF DEVELOPMENT STAGE COMPANIES AS COMPENSATION WHICH MAY BE SUBJECT TO VOLATILE CHANGES IN VALUE.

         NFS may receive options, warrants or other equity securities from consulting clients as part of its compensation. The market for equity securities of development stage companies is very volatile and the value of such equity securities could decline significantly. Also, if NFS holds a significant block of shares in certain clients, it is uncertain if NFS could liquidate its position at an amount equal to the estimated fair value of those assets. Actual proceeds from the sale of the any equity securities may be significantly lower than the amount recorded on NFS balance sheets.

RISKS RELATED TO NFS SEPARATION FROM OLD NAVIDEC

THE DISTRIBUTION TO THE OLD NAVIDEC SHAREHOLDERS OF RECORD OF SHARES OF NFS COMMON STOCK WILL BE A TAXABLE DISTRIBUTION.

         NFS believes that, for U.S. federal income tax purposes, the distribution may be a taxable distribution under Section 355 of the Internal Revenue Code. Accordingly, NFS and the Old Navidec shareholders of record may be subject to U.S. federal income tax liability as a result of the distribution. No letter was sought on this issue from the Internal Revenue Service.

         For United States federal income tax purposes, the spin-off transaction will constitute a taxable distribution to Old Navidec's shareholders of NFS common stock. The amount of the distribution is equal to the value of the NFS common stock on the date of the distribution to each Old Navidec shareholder. The distribution will be taxable as a dividend to the extent Old Navidec has current or accumulated earnings and profits. Old Navidec had a deficit in accumulated earnings and profits as of the end of its prior fiscal year, so the distribution will be taxable as a dividend only if Old Navidec has positive earnings and profits for the year in which the distribution occurs (notwithstanding that earnings and profits in the current year may be significantly less than the deficit in accumulated earnings and profits existing as of the end of Old Navidec's prior fiscal year). To the extent the amount of the distribution is not a dividend because it exceeds each shareholder's allocable share of Old Navidec's current earnings and profits, it will be applied against each shareholder's basis in the Old Navidec shares held by the shareholder. To the extent the amount of the distribution exceeds each shareholder's earnings and profits and such shareholder's basis in the shares held in Old Navidec, the distribution will represent capital gain. To the extent a distribution with respect to a share of Old Navidec exceeds both the allocable earnings and profits and basis, it is treated as gain from the sale or exchange of the share.

NFS OBLIGATIONS TO INDEMNIFY OLD NAVIDEC FROM LIABILITIES RELATING TO NFS BUSINESS COULD BE BURDENSOME.

         As part of the agreements NFS entered into with Old Navidec to effect the separation, NFS agreed to assume and indemnify Old Navidec and each of its affiliates from and against, substantially all liabilities relating to, arising out of or resulting from NFS businesses, including when NFS business was a part of Old Navidec. See "Arrangements between Old Navidec and Navidec Financial Services" for more information on the Company's indemnification obligations. Losses arising out of the Company's obligation to indemnify Old Navidec from such liabilities could be significant and in that event could have a material adverse effect on NFS profitability and financial condition.

RISKS RELATED TO DILUTION CAUSED BY COMPENSATING NFS OFFICERS WITH NFS STOCK

THE EXERCISE OF FULLY VESTED OPTIONS CURRENTLY HELD BY UPPER MANAGEMENT WOULD RESULT IN SIGNIFICANT DILUTION OF YOUR INTERESTS AS A SHAREHOLDER.

         John R. McKowen, the Company's Chief Executive Officer and Chairman of the Board, currently holds a fully vested option to purchase 500,000 shares of NFS common stock at an exercise price of $0.05 per share and Robert D. Grizzle, the Company's President, Chief Operating Officer and Chief Financial Officer, holds a fully vested option to purchase 200,000 shares of NFS common stock at an exercise price of $0.05 per share. If all of these options were exercised the shares acquired would represent 8.8% of NFS issued and outstanding common stock and would significantly dilute the ownership interests of the other existing shareholders. In addition, the Company's board of directors can authorize the future issuance of shares of NFS common stock to compensate officers and employees without the prior consent of NFS shareholders, resulting in further dilution of the ownership interests of the existing shareholders.

         In addition to the grants of stock options, on September 21, 2004 the Company granted Mr. McKowen 1,000,000 shares of NFS common stock and granted Mr. Grizzle 200,000 shares of NFS common stock as compensation.

         The board of directors has adopted a Management Incentive Plan that contemplates the issuance of options as well as cash bonuses to certain executive officers of the Company. To date there have only been grants of cash bonuses and no issuances of options under this incentive plan. However, issuances of options to purchase common stock under this incentive plan could result in further dilution of ownership interest of the existing shareholders.


RISKS RELATED TO THE COMPOSITION OF THE COMPANY'S BOARD OF DIRECTORS

ONE OF THE TWO DIRECTORS IS ALSO ONE OF NFS'S LARGEST SHAREHOLDERS WHOSE INTERESTS MAY NOT ALWAYS BE CONSISTENT WITH YOURS AS A SHAREHOLDER.

         As the beneficial owner of 16.03% of NFS's issued and outstanding common stock, John R. McKowen is one of the Company's largest shareholders. Mr. McKowen's interests as a shareholder may not be consistent with yours. As Mr. McKowen is one of the Company's two directors, the possibility exists that because he is one of the Company's largest shareholders, he may not always act in a manner as a director that you may feel is consistent with your best interests.

ITEM  2.  MANAGEMENT'S   DISCUSSION  AND  ANALYSIS  OF  OPERATIONS  OR  PLAN  OF
OPERATIONS.

LIQUIDITY AND CAPITAL RESOURCES

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005

         The following discussion is intended to provide an analysis of the Company's financial condition and should be read in conjunction with NFS financial statements and the notes thereto set forth herein. The matters discussed in these sections that are not historical or current facts deal with potential future circumstances and developments. NFS actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below.

OVERVIEW

         NFS is in the business of identifying and acquiring controlling interests in development stage companies to further its growth by providing capital, consulting, personnel and other services, both internally and through outside sources. After developing acquired companies NFS may either sell them privately or publicly, or NFS may distribute to NFS shareholders, or NFS may continue to operate them. NFS may also from time to time provide capital, consulting, personnel and other services, both internally and through the use of subcontractors, to development stage companies that it has decided not to acquire.

NORTHSIGHT

           On September 11, 2003, Old Navidec entered into a purchase agreement with Northsight Mortgage Group, LLC ("Northsight") and its sole member that provided for the transfer of eighty percent (80%) of the issued and outstanding membership units of Northsight to Old Navidec in exchange for the issuance of shares of Old Navidec common stock. Pursuant to the terms of the purchase agreement, 42,667 shares of Old Navidec common stock were issued to the sole member of Northsight and additional shares were placed in escrow. After the audit of Northsight's December 31, 2003 financial statements, an additional 42,667 shares of Old Navidec common stock were issued to the sole member of Northsight and an aggregate of 43,562 shares of Old Navidec common stock were issued to two employees of Northsight pursuant to the terms of the purchase agreement in exchange for the transfer of any trade names, trademarks or trade dress related to Northsight. At that time the balance of the shares subject to the escrow was adjusted pursuant to the purchase agreement to provide for a total of 197,056 shares that are to be released and issued to the two employees in equal annual installments over a three year period beginning on September 11, 2004 and ending on September 11, 2006. Following this adjustment the total acquisition cost for the 80% interest in Northsight was valued at $246,320. The 80% ownership interest in Northsight was transferred and assigned by Old Navidec to NFS pursuant to the terms of the merger transaction. In May of 2005, NFS established Navidec Mortgage Holdings, Inc. ("Mortgage Holdings"), a Colorado corporation and wholly-owned subsidiary of NFS, that is the holding company of the mortgage-related entities and assets of NFS.

         Northsight is subject to the regulations of the Arizona State Banking Commission, and is also subject to Federal regulations regarding consumer protection, including Truth-In-Lending and RESPA, since it originates consumer loans.


AEGISUSA BUSINESS GROUP

         On April 7, 2005, NFS entered into a Stock Purchase Agreement with AegisUSA Business Group, Inc., a Colorado corporation ("AegisUSA"), in which NFS was entitled to receive three million (3,000,000) shares of AegisUSA common stock and two million (2,000,000) shares of AegisUSA Series B Convertible Preferred Stock in exchange for a purchase price of $625,000, to be paid over a period of ninety days, and by agreeing to exchange shares of NFS common stock for all of the issued and outstanding shares of the AegisUSA Series A Preferred Stock. The negotiated purchase price was based on the pro forma financial information, business plan and the anticipated capital funding requirements of AegisUSA.

         On December 13, 2005 AegisUSA was sold to two individuals, one of whom is an officer of NFS and one of whom was at the time, a director of NFS. The terms of the sale provided for a $100,000 cash payment to NFS at the closing of the sale and a $528,000 note due and payable to NFS on December 31, 2006. The note caries an 8% interest rate and is secured by 2,000,000 common shares and 3,000,000 preferred shares of AegisUSA. 288,862 shares of NFS common stock held by the purchasers are also pledged as collateral against the note. In addition, the note carries a price escalation of approximately $33,334 per month for each month that the note remains unpaid after January 31, 2006, until such time that a cumulative escalation of $400,000 is reached. No interest is accrued on the escalation amounts unless and until the note is in default at which point the cumulative escalation amount also carries an interest charge at 8% per annum.

Further, the terms of the sale also called for the cancellation of all common stock exchange rights that initially had been given by NFS to the holders of all of the issued and outstanding shares of AegisUSA Series A Preferred Stock at the time of the original purchase of AegisUSA by NFS. Also, as a condition to closing, the terms of the sale required reimbursement by AegisUSA to NFS of approximately $51,000 in expenses paid by NFS on behalf of AegisUSA. Approximately $26,000 of this amount was paid to NFS at the closing with the remainder due and payable to NFS no later than six months from the date of the closing.

         For the period ended December 31, 2005, NFS realized a gain on the sale of AegisUSA of approximately $744,000. As of May 31, 2006 NFS had accrued an additional approximately $184,000 in price escalation and interest charges on the sale of AegisUSA. As a result of this sale, effective December 2005 NFS discontinued all of its technology services operations

NFS STRATEGY -

         The Company's primary strategy going forward will be to focus NFS resources on the acquisition of new companies and continued development of previous acquisitions. NFS describes in this document the businesses that were contributed to NFS by Old Navidec in the separation as if they were NFS businesses for all historical periods described. References in this document to the historical assets, liabilities, businesses or activities of Old Navidec or NFS business are generally intended to refer to the historical assets, liabilities, businesses or activities of the contributed business as it was conducted as part of Old Navidec and its subsidiaries prior to the separation. NFS is now an independent company and Old Navidec does not have a continuing stock ownership interest in NFS. NFS historical financial results as part of Old Navidec contained herein may not reflect NFS financial results in the future.

           The operating expenses of NFS consist of general and administrative, and depreciation and amortization. Additional operating expenses were incurred in 2004, such as non-cash stock expense and losses on impairment of assets. General and administrative consists primarily of salary and benefit expenses for NFS employees. It also includes expenses associated with NFS's office facility.

CRITICAL ACCOUNTING POLICIES

         NFS has identified the policies below as critical to NFS business operations and the understanding of NFS results from operations. The impact and any associated risks related to these policies on the Company's business operations is discussed throughout Management's Discussion and Analysis of Financial Conditions and Results of Operations where such policies affect NFS reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 2 in the Notes to the Consolidated Financial Statements beginning on page F-6 of this document. Note that the Company's preparation of this document requires NFS to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of NFS financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

REVENUE RECOGNITION

         NFS follows very specific and detailed guidelines in measuring revenue; however, certain judgments may affect the application of NFS revenue policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause NFS operating results to vary significantly from quarter to quarter and could result in future operating losses.

REVENUES FROM BUSINESS DEVELOPMENT SERVICES

         Revenue from NFS business development services is generally derived from time and materials contracts and is recognized as the work is completed. Revenue recognition for time and materials contracts is not significantly impacted by judgments and estimates. Within the business development division a small amount of the work is performed based on fixed price agreements. When this occurs the projects are generally of a short duration and revenue is recognized when the project is completed.

REVENUES FROM MORTGAGE SERVICES

         Revenues from mortgage  brokerage  operations are generally  related to
transaction-based   fees  and  are  recognized  at  the   consummation   of  the
transactions, generally when mortgage transactions close.

RESERVES FOR BAD DEBT

         NFS's policy on reserves for bad debt determines the timing and recognition of expenses. The Company follows guidelines that reserve based off of historical and account specific trends; however, certain judgments affect the application of NFS bad debt reserve policy. NFS receivables are recorded net of an allowance for doubtful accounts which requires management to estimate amounts due which may not be collected. This estimate requires consideration of general economic conditions, overall historical trends related to the Company's collection of receivables, customer specific payment history, and customer specific factors affecting their ability to pay amounts due. Management routinely assesses and revises its estimate of the allowance for doubtful accounts. As of March 31, 2006, all trade accounts receivable were under thirty days, therefore there is no provision for bad debt as of this date.

GOODWILL AND INTANGIBLE ASSETS

         Intangible assets are amortized on a straight-line basis over their estimated useful lives. Goodwill is evaluated annually to determine if its value has been impaired. On September 11, 2003, Old Navidec entered into a purchase agreement with Northsight and its sole member that provided for the transfer of eighty percent (80%) of the issued and outstanding membership units of Northsight to Old Navidec resulting in the realization of $190,000 of goodwill. This membership interest was transferred to NFS pursuant to the terms of the merger agreement. Management determined that no impairment should be recognized for fiscal 2005.


YEARS ENDED DECEMBER 31, 2005 AND 2004


         Revenues for the year ended December 31, 2005 were approximately $ 1,841,000, an increase of approximately $ 615,000, or 50.2%%, from revenues of $1.2 million for the year ended December 31, 2004. The increase was realized primarily as a result of a strong performance by Northsight during 2005.

         Gross margin increased approximately $715,000, or 63.8%, from a gross margin of approximately $1,121,000 in 2004 to approximately $1,836,000 in 2005. The improvement in gross margin was largely due as a result of significant reduction in contract labor, direct personnel and other benefits costs within Northsight.

         General and administrative expenses for 2005 were approximately $3,317,000 a decrease of approximately $173,000 or 4.96%, from general and administrative expenses of approximately $3,490,000 in 2004. The decrease in general and administrative expenses was primarily realized through the reduction of NFS personnel and associated overhead expenses.

         Depreciation and amortization for the year ended December 31, 2005 was approximately $13,000 a decrease of 91% from approximately $ 144,000 in 2004. Almost all of the property, equipment, and software assets of NFS are fully depreciated. The depreciation and amortization amounts incurred in 2005 were primarily due to the purchase of office equipment by Northsight.

         Pursuant to the terms of the merger transaction NFS assumed certain obligations related to the settlement of capital leases by Old Navidec. The obligations had been converted to separate settlement agreements by Old Navidec prior to the consummation of the merger transaction. These agreements resulted in a net obligation of $81,000 assumed by NFS. Further settlement and payment of these debts resulted in a gain on settlement of the debt of $31,000 for 2005. NFS did not acquire any property under capital lease arrangements in 2005.

         Old Navidec's deferred tax assets, including approximately $45 million in net operating loss carry forwards are fully reserved because their realization is not certain and utilization is limited as a result of changes in ownership in the Company. At December 31, 2005, the Company had deferred income tax assets of approximately $1.3 million related primarily to net operating loss carry forwards. That amount is also offset by an equal valuation allowance. Any tax benefit generated from taxable losses incurred in the year ended December 31, 2005, was offset by an equal increase in the valuation allowance.

         NFS recorded a net operating loss of approximately $1.4 million in 2005 versus net loss of approximately $2.5 million for 2004. Other income and expense items produced a gain for NFS of $35,000 in 2005 compared to additional losses of $498,000 in 2004. The Company's basic and diluted loss per share was $0.20 in 2005 versus a basic and diluted loss per share of $0.61 in 2004.

THREE MONTHS ENDED MARCH 31, 2006

         Revenue for the three months ended March 31, 2006 was approximately $323,000 as compared to approximately $343,000 for the period ended March 31, 2005. This slight decrease was largely due to a small drop-off in revenue from Northsight as a result of higher interest rates and a declining real estate market in the Phoenix area.

          Gross margin for the three months ended March 31, 2006 was approximately $323,000, or 99% of revenue, as compared to approximately $316,000, or 98% of revenue, for the same period in 2005. This was realized largely as a result of a lower cost of revenues within Northsight Mortgage.

         General and administrative expenses decreased approximately $141,000, or 21%, over general and administrative expenses of $672,000 for the three months ended March 31, 2005 to $537,000 in 2006.

         Depreciation and amortization for the three months ended March 31, 2006 decreased from approximately $4,000 recorded for the three months ended March 31, 2005 to approximately $2,000 for the same period in 2006.

         NFS recorded a net loss from operations of approximately $ 216,000 and an overall loss per share of approximately $0.004 for the three month period ended March 31, 2006. This compares to a net loss from operations of approximately $367,000 and an overall loss per share of approximately $0.06 recorded for the three months ended March 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

         From the Company's inception through March 31, 2006, NFS has funded its operations primarily from the following sources:

         o        Equity proceeds through private placements of NFS securities;

         o        Revenue generated from operations;

         o        Loans and lines of credit;

         o        Sales of equity investments;

         o        Proceeds from the exercise of legacy Old Navidec Options

         Cash flow from operations has not historically been sufficient to sustain NFS operations without the above additional sources of capital. As of March 31, 2006, the Company had cash and cash equivalents of approximately $672,000 and a working capital deficit of approximately $207,000.

         Cash used in the Company's operating activities totaled $213,000 for the three months ended March 31, 2006. This was primarily as a result of the purchase of AegisUSA, the change in accounts payable and other asset and liability accounts.

         Cash flow from investing activities during the three months ended March 31, 2006 was approximately $683,000. This was largely as a result of the sale of approximately 208,000 shares of BPZ common stock

         Cash provided by financing activities was approximately $289,000 for the three months ended March 31, 2006. This was primarily as result of funds received from the exercise of legacy Old Navidec stock options (now BPZ Energy, Inc.) that NFS was entitled to receive pursuant to the terms of the merger transaction.

         NFS assumed the office lease from Old Navidec for the office at 6399 South Fiddler's Green Circle, Greenwood Village, Colorado which expires in June 2006. The total obligation for the remaining term of this lease is approximately $24,000.

RECENT ACCOUNTING PRONOUNCEMENTS

         SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, was issued in May 2003 and requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Management believes the adoption of SFAS No. 150 had no material impact on its financial position or results of operations.

         The FASB issued Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others in November 2002 and FIN No. 46 Consolidation of variable Interest Entries, in January 2003, FIN No. 45 is applicable on a prospective basis for initial recognition and measurement provisions to guarantees issued after December 2002, however, disclosure requirements are effective immediately. FIN No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee and expands the required disclosures to be made by the guarantor about its obligation under certain guarantees that it has issued. The adoption of FIN No. 45 did not have a material impact on the Companies financial position or results of operations. FIN No. 46 requires that a company that controls another entity through interest other than voting interest should consolidate such controlled entity in all cases for interim periods beginning after June 15, 2003. The adoption of FIN No. 46 had no material impact on its financial position or results of operations.

         SFAS 123R applies to all awards granted after the required effective date (the beginning of the first interim or annual reporting period that begins after December 15, 2005) and to awards modified, repurchased, or cancelled after that date. As of the required effective date, all public entities that used the fair-value-based method for either recognition or disclosure under Statement 123 will apply this Statement using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards, for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of the retrospective application under which financial statements for prior periods adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123. As a result, beginning in NFS fiscal first quarter for 2006, NFS will adopt SFAS 123R and begin reflecting the stock option expense determined under fair value based methods in NFS income statements rather than a pro forma disclosure in the notes to the financial statements. NFS expects the effect of adopting SFAS 123R to be similar to the effect presented in the Company's pro forma disclosure related to SFAS 123.


                    QUANTITATIVE AND QUALITATIVE DISCLOSURES
                                ABOUT MARKET RISK

         NFS is exposed to the impact of interest rate changes and change in the market values of the Company's investments. Based on NFS's market risk sensitive instruments outstanding as of March 31, 2006, as described below, it has determined that there was no material market risk exposure to the Company's consolidated financial position, results of operations, or cash flows as of such date. NFS does not enter into derivatives or other financial instruments for trading or speculative purposes.

         INTEREST RATE RISK - At March 31, 2006 the Company's exposure to market rate risk for changes in interest rates relates primarily to its borrowings as well as its mortgage services business. NFS has not used derivative financial instruments in its credit facilities. A hypothetical 10% increase in the Prime rate would not be significant to the Company's financial position, results of operations, or cash flows.

         INVESTMENT  RISK  -  In  addition  to  the  Company's   investments  in
securities of BPZ, from time to time NFS has made investments in equity instruments in companies for business and strategic purposes. These investments, when held, are included in other long-term assets and are accounted for under the cost method since ownership is less than twenty percent (20%) and NFS does not assert significant influence.

         INFLATION -- NFS does not believe that inflation will have a material impact on its future operations.

ITEM 3.  DESCRIPTION OF PROPERTY.

         NFS operations are principally located at 8310 South Valley Highway 3rd Floor, Englewood, Colorado 80112. The Company pays monthly rent and fees of approximately $4,500 for the use of this office and related facilities. The lease for this office runs through December 31, 2006. Northsight, a subsidiary of NFS, utilizes offices located at 8520 E. Shea Blvd., Scottsdale, Arizona. The lease for this facility has a current lease rate of approximately $6,700 per month through December 31, 2009.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth information with respect to the beneficial ownership of NFS outstanding common stock by:

         o each person who is known by NFS to be the beneficial owner of five percent (5%) or more of NFS common stock;

         o NFS chief executive officer, its other executive officers, and each director as identified in the "Management -- Executive Compensation" section; and

         o all of the Company's directors and executive officers as a group.

         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants and convertible securities that are currently exercisable or convertible within 60 days of the date of this document into shares of NFS common stock are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The information below is based on the number of shares of NFS common stock that NFS believes was beneficially owned by each person or entity as of July 10, 2006.
                                           Number of Shares of
                                              Common Stock
  Name and Address                         Beneficially Owned   Percent of Class
 of Beneficial Owner (1)                                      Beneficially Owned
----------------------------------------   ----------------   ------------------
John R. McKowen, CEO/Director (2)                  2,580,129            16.03%

Robert D. Grizzle, President,                        872,362             5.42%
  COO, & CFO (3)

Howard Farkas, Director (4)                        1,345,200             8.36%

Jolee McKowen(5)                                   1,099,181             6.83%

All directors and executive officers
 as a group (three persons)                        5,896,872            36.63%


(1) Except as noted above the business address for all listed individuals or entities is 8310 S. Valley Highway, 3rd Floor, Englewood, CO 80112.

(2) Consists of: (i) 599,181 shares of common stock; and (ii) options presently exercisable to purchase 500,000 shares of common stock at an exercise price of $0.05 per share; and (iii) options presently exercisable to purchase 1,480,948 shares of common stock at an exercise price of $1.25 per share.

(3) Consists of: (i) 220,000 shares of common stock; and (ii) options presently exercisable to purchase 200,000 shares of common stock at an exercise price of $0.05 per share; and (iii) options presently exercisable to purchase 452,362 shares of common stock at an exercise price of $1.25 per share.

(4) The business address for Howard Farkas is 6601 E. Progress Ave., Greenwood Village, CO 80111. Consists of 322,000 shares of common stock; and (ii) options presently exercisable to purchase 1,023,200 shares of common stock at an exercise price of $1.25 per share.

(5) The business address for Jolee McKowen is 4401 East 6th Avenue, Denver, CO 80220. Consists of 599,181 shares of common stock; and (ii) options presently exercisable to purchase 500,000 shares of common stock at an exercise price of $0.05 per share. Jolee McKowen is the former spouse of John McKowen. Mr. McKowen disclaims beneficial ownership of Jolee McKowen's securities in NFS.

     Rule 13d-3 under the Securities Exchange Act of 1934 governs the determination of beneficial ownership of securities. That rule provides that a beneficial owner of a security includes any person who directly or indirectly has or shares voting power and/or investment power with respect to such security. Rule 13d-3 also provides that a beneficial owner of a security includes any person who has the right to acquire beneficial ownership of such security within sixty days, including through the exercise of any option, warrant or conversion of a security. Any securities not outstanding which are subject to such options, warrants or conversion privileges are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person. Those securities are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person. Included in this table are only those derivative securities with exercise prices that NFS believes have a reasonable likelihood of being "in the money" within the next sixty days.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The following table sets forth information as to persons who currently serve as NFS directors or executive officers, including their ages as of July 10, 2006.

NAME                        AGE       POSITION

John R. McKowen             56        Chief Executive Officer, Chairman of the
                                       Board and Director
Robert D. Grizzle           44        President, Chief Operating Officer and
                                       Chief Financial Officer
Howard L. Farkas            82        Director

         NFS officers are elected by the board of directors at the first meeting after each annual meeting of NFS shareholders and hold office until their successors are duly elected and qualified under NFS bylaws.

         The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors absent any employment agreement. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

         The directors and officers of the Company will devote such time to the Company's affairs on an "as needed" basis, but no less than 20 hours per month. As a result, the actual amount of time, which they will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

BIOGRAPHICAL INFORMATION

         Management will devote minimal time to the operations of the Company, and any time spent will be devoted to screening and assessing and, if warranted, negotiating to acquire business opportunities.

         JOHN R. MCKOWEN. Mr. McKowen has served as the Chief Executive Officer since September 2004, as a director for the Company since December 2002 and as Chairman of the Board since June 2005. Mr. McKowen also served as President of the Company from September 2004 to June 2005 and as President and Chief Executive Officer of Old Navidec from August 2003 to September 2004 and served as a director of Old Navidec, now BPZ, from December 2002 to May 2005. He was the President of the Company from November 2002 through July 2003. Mr. McKowen was hired by Old Navidec as a financial consultant in 1996 and was instrumental in the private, public and secondary financing of Old Navidec. He served as a financial consultant to Old Navidec until March 1999. Mr. McKowen began his career in the financial services industry 1978. In 1984 Mr. McKowen began working as an independent consultant and has worked in that capacity for the last twenty two years. Mr. McKowen received a B.A. in economics from Metropolitan State College.

         ROBERT D. GRIZZLE. Mr. Grizzle has served as the Chief Operating Officer and President of the Company since June 2005 and as Chief Financial Officer of the Company since September 2004. From September 2004 to July 2005 Mr. Grizzle served as Secretary of NFS. From February 2004 to September 2004 he served as Vice President of Finance for Old Navidec. He has over 22 years of finance, accounting, and management experience. In 1986 Mr. Grizzle joined Coopers & Lybrand (now PricewaterhouseCoopers). During his tenure there he served nationally as an analyst and project manager. His activities were primarily focused on the development and implementation of partnership tax allocations and investor relations software systems. In 1994, Mr. Grizzle began work as an independent consultant. He worked in that capacity until joining Old Navidec as the Vice President of Finance in early 2004. Mr. Grizzle received a B.S.B.A. degree in Finance from the University of Northern Colorado.

         HOWARD L. FARKAS. Mr. Farkas is the owner and managing broker of Windsor Gardens Realty, Inc., a residential real estate brokerage company, which he co-founded in 1964. He also serves as President of Farkas Group, Inc., a company that provides management services to various business interests. He serves as a director of Synthetech, Inc., a public chemical research and manufacturing company whose products are used extensively in new drug research; Logic Devices, Inc., a publicly held and traded semiconductor design and manufacturing company for which he also serves as Chairman; Northwestern Engineering Company, a privately held real estate, lumber processing, and hotel owner and operator; and Ivory LLC, Aragorn LLC, Strider LLC, Angel LLC, and Buddy LLC, all of which are in the gas and oil exploration and development business.

         Mr. Farkas is a licensed CPA, though not presently in practice, a real estate broker, and graduated from the University of Denver with a BS (BA) degree. He has had extensive experience in running large companies in the condominium construction and management business over a period in excess of twenty years.

KEY EMPLOYEE OF OPERATING SUBSIDIARY

         DANIEL F. WALEN. Daniel F. Walen is considered a key employee as managing member of Northsight Mortgage Group, LLC, a subsidiary. Mr. Walen has been the Managing Member of Northsight, a majority-owned subsidiary of NFS, since 2003. Mr. Walen has over 35 years of experience in banking and mortgage management. From 1988 through 1999, Mr. Walen owned Valley Financial Funding, LLC, which he sold in December 1999. Mr. Walen also served as President, Vice President and as an Investment Officer of several Midwest banks from 1967 to 1988. Mr. Walen received a double major in Business Administration from Moorhead State University in Moorhead, Minnesota.

ANNUAL MEETING

         The first annual meeting of NFS stockholders is expected to be held at a future date as soon as practicable after the filing of this registration statement. This will be an annual meeting of stockholders for the election of directors. The annual meeting will be held at the Company's principal office or at such other place or by electronic means as permitted by the laws of the state of Colorado and on such date as may be fixed from time to time by resolution of NFS board of directors.

COMMITTEE OF THE BOARD OF DIRECTORS

         NFS is managed under the direction of its board of directors. NFS's board of directors plans to establish an audit committee as soon as practicable. NFS is currently attempting to recruit one or more independent directors to serve on the board of directors and the audit committee, at least one of whom will qualify as an "audit committee financial expert" as defined in SEC regulations.

AUDIT COMMITTEE

         NFS currently does not have an audit committee. When formed, the audit committee will be comprised solely of directors who are independent and financially literate, as required by the Securities Exchange Act of 1934, as amended, which NFS refers to as the Securities Exchange Act. At least one member of the committee will have accounting or related financial management expertise.

PREVIOUS "BLANK CHECK" OR "SHELL" COMPANY INVOLVEMENT

         Management of the Company has not been involved in prior private "blank-check" or "shell" companies.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

         As permitted by Colorado Statutes, the Company may indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

EXCLUSION OF LIABILITY

         The Colorado Corporation Act excludes personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of the Colorado Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

CONFLICTS OF INTEREST

         The officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

CONFLICTS OF INTEREST - GENERAL.

         Certain of the officers and directors of the Company may be directors and/or principal shareholders of other companies and, therefore, could face conflicts of interest with respect to potential acquisitions. In addition, officers and directors of the Company may in the future participate in business ventures, which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. The Company's Board of Directors has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers or directors, or in which they or their family members own or hold a controlling ownership interest. Although the Board of Directors could elect to change this policy, the Board of Directors has no present intention to do so. In addition, if the Company and other companies with which the Company's officers and directors are affiliated both desire to take advantage of a potential business opportunity, then the Board of Directors has agreed that said opportunity should be available to each such company in the order in which such companies registered or became current in the filing of annual reports under the Exchange Act subsequent to January 1, 1997.

         The Company's officers and directors may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by the Company's officers and directors which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to the Company's officers and directors to acquire their shares creates a potential conflict of interest for them in satisfying their fiduciary duties to the Company and its other shareholders. Even though such a sale could result in a substantial profit to them, they would be legally required to make the decision based upon the best interests of the Company and the Company's other shareholders, rather than their own personal pecuniary benefit.

ITEM 6.  EXECUTIVE COMPENSATION.

         The following table sets forth the compensation earned during the last three fiscal years by the Company's Chief Executive Officer and any other executive officers who earned a total annual salary and bonus in excess of $100,000 during the last completed fiscal year that are referred to as the "named executive officers." The following table sets forth the certain compensation paid by NFS, including salary, bonus and certain other compensation to the Company's Chief Executive Officer and named executive officers for the past three fiscal years.


                                     Annual Compensation                                Long-Term Compensation
                          ------------------------------------------ -------------------------------------------------------------
                                                                                 Awards                        Payouts
                          ----------- ------------ ----------------- ------------- ----------------- ----------- -----------------

    Name and                                                          Restricted      Securities
   Principal                                         Other Annual       Stock         Underlying       LTIP         All other
    Position       Year   Salary ($)     Bonus       Compensation      Award(s)    Options/SARs (#)   Payouts      Compensation
                                          ($)            ($)             ($)                            ($)            ($)
----------------- ------- ----------- ------------ ----------------- ------------- ----------------- ----------- -----------------
John R.           2005     $125,000     $28,902           $0              $0              0              $0             $0
McKowen, CEO
and Chairman of
the Board (1)
                  2004     $40,000     $646,646         $2,000         $280,000       1,000,000          $0             $0
                  2003        $0          $0              $0              $0              0              $0             $0
----------------- ------- ----------- ------------ ----------------- ------------- ----------------- ----------- -----------------
Robert D.         2005     $98,438      $21,677           $0              $0              0              $0             $0
Grizzle,
President, COO
and CFO (2)
                  2004     $30,000     $133,861           $0           $56,000         200,000           $0             $0
                  2003        $0          $0              $0              $0              0              $0             $0
----------------- ------- ----------- ------------ ----------------- ------------- ----------------- ----------- -----------------

(1) Mr. McKowen has served as Chief Executive Officer and a director of the Company since the company's inception in December 2002. One million shares of NFS common stock and 61,327 shares of BPZ common stock are both reflected in column (d) as bonus compensation and the NFS common stock is also reflected in column (f) as a restricted stock award. The fair market value of the NFS common stock was $280,000 and the fair market value of the BPZ common stock was $196,860 for a total aggregate value of $476,860. Mr. McKowen did not receive any fees for his participation in meetings of the NFS board of directors during 2004 or 2005.
(2) Mr. Grizzle has served as the Chief Financial Officer of the Company since the merger transaction in September 2004 and as the President and Chief Operating Officer of the Company since June 2005. 200,000 shares of NFS common stock and 6,133 shares of BPZ common stock are both reflected in column (d) as bonus compensation and the NFS common stock is also reflected in column (f) as a restricted stock award. The fair market value of the NFS common stock was $56,000 and the fair market value of the BPZ common stock was $19,687 for a total aggregate value of $75,687.

                    OPTION/SAR GRANTS IN THE LAST FISCAL YEAR

         There was no grant of stock options to the Chief Executive Officer and other named executive officers during the fiscal year ended December 31, 2005. The market value of the Company's common stock as of March 31, 2006 was indeterminate as it is not quoted in any market.


EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

         The Company entered an Amended and Restated Employment Agreement with John R. McKowen, as Chief Executive Officer ("CEO") and Chairman of the Board, effective June 15, 2005 which amends and restates in its entirety that Employment Agreement, dated as of September 21, 2004 between Mr. McKowen and the Company. The term of that agreement is for two years and renews automatically for successive additional one-year periods provided that neither the CEO nor the Company provide the other with notice of their intent not to renew the agreement at least thirty (30) days before the anniversary date of the agreement. The CEO's current annual salary under the agreement is $150,000 and his salary is to be reviewed not less than monthly. The agreement also provides that the CEO may be paid an annual bonus at the discretion of the NFS board of directors. The agreement further provides for the grant of a fully-vested option to purchase one million shares of the Company's common stock at an exercise price of $0.05 per share. In the event that CEO's employment were to be terminated without "Cause" by the Company, as defined in the agreement, then the Company must pay the CEO severance payments (the "Severance Payments"). The Severance Payments will be an amount equal to six months of the CEO's highest base salary in effect during the prior twelve months (either in a lump sum or in monthly increments depending on the Company's financial status),plus a pro rata amount of any annual bonus paid for the most recently completed fiscal year. In addition, upon termination of the CEO, the Company will provide the continuation of all of benefits that the CEO is entitled to under Company plans, as defined in the agreement, for one year and the immediate vesting of all of the CEO's non-vested options for shares of the Company's capital stock. If the CEO's employment were terminated without Cause, including termination due to a change in control, the CEO would receive $75,000. The CEO is also eligible to participate in the Company's Management Incentive Plan.

         The Company entered into an Amended and Restated Employment Agreement with Robert D. Grizzle, as its Chief Operating Officer ("COO"), Chief Financial Officer and President, effective June 15, 2005 which amends and restates in its entirety that Employment Agreement, dated as of September 21, 2004, between Mr. Grizzle and the Company. The term of that agreement is for two years and renews automatically for successive additional one-year periods provided that neither the COO nor the Company provide the other with notice of their intent not to renew the agreement at least thirty (30) days before the anniversary date of the agreement. The COO's current annual salary under the agreement is $112,500 and his salary is to be reviewed not less than monthly. The agreement also provides that the COO may be paid an annual bonus at the discretion of the NFS board of directors. The agreement further provides for the grant of a fully-vested option to purchase 200,000 shares of the Company's common stock at an exercise price of $0.05 per share. In the event that COO's employment were to be terminated without "Cause" by the Company, as defined in the agreement, then the Company must pay the COO severance payments (the "Severance Payments"). The Severance Payments will be an amount equal to six months of the COO's highest base salary in effect during the prior twelve months (either in a lump sum or in monthly increments depending on the Company's financial status), plus a pro rata amount of any annual bonus paid for the most recently completed fiscal year. In addition, upon termination of the COO, the Company will provide the continuation of all of benefits that the COO is entitled to under Company plans, as defined in the agreement, for one year and the immediate vesting of all of the COO's non-vested options for shares of the Company's capital stock. If the COO's employment were terminated without Cause, including termination due to a change in control, the COO would receive $56,250. The COO is also eligible to participate in the Company's Management Incentive Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The NFS board of directors in its entirety acts as the compensation committee for NFS. Mr. McKowen is the Chief Executive Officer and Chairman of the Company.

STOCK OPTION PLAN

         On May 6, 2005, the Company's board of directors adopted the Navidec Financial Services, Inc. 2005 Stock Option Plan pursuant to which the board may grant options to purchase a maximum of 5,000,000 shares of NFS common stock to key employees, directors and consultants. As of July 12, 2006, options to purchase an aggregate of 4,331,511 shares of common stock were issued and outstanding consisting of options to purchase 1,200,000 shares of common stock at an exercise price of $0.05 per share, options to purchase 75,000 shares of common stock at an exercise price of $0.28 per share and options to purchase an aggregate of 1,000,000 shares of common stock at an exercise price of $1.00 per share and options to purchase an aggregate of 2,956,511 shares of common stock at an exercise price of $1.25 per share. The later options were granted to the Company's executive officers and Directors and are subject to approval by the shareholders at the next annual meeting of the Company. The option plan only provides for the grant of nonqualified stock options.

         The exercise price of options may not be less than the fair market value on the date of grant as determined by the board of directors and will expire no later than the tenth anniversary of the date of grant. The board may establish vesting or other requirements which must be met prior to the exercise of the stock options. In the event of a corporate transaction involving NFS (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the board may adjust outstanding awards to preserve the benefits or potential benefits of the awards.

         The Company intends to adopt an incentive stock option plan pursuant to which the board of directors may grant options to purchase up to 3,000,000 shares of the Company's common stock to key employees, consultants and others. The plan will provide for the grant of incentive stock options with an exercise price of not less than the fair market value on the date of the grant as determined by the board of directors and will expire no later than the tenth anniversary of the date of grant.

LONG-TERM INCENTIVE PLANS

         The board of directors recently adopted a Management Incentive Plan that contemplates the issuance of options as well as cash bonuses to certain executive officers and key employees of the Company. The incentive plan is administered by the Company's board of directors and it is contemplated that bonuses will be granted following the successful closing of a transaction by the business development division of the Company. The amount of the grants will be based on the value of the transaction and participants are designated by the Company's board of directors upon recommendation by the Chief Executive Officer. There have not been any stock options granted under this incentive plan.

DIRECTOR COMPENSATION

         Each outside director receives $1,000 for each director's meeting attended in person and $500 for each meeting attended telephonically. Additionally, each member of the Audit Committee will receive $500 for each meeting attended of that committee, such meetings generally occurring immediately following a regularly scheduled director's meeting. No such Director Compensation was paid in fiscal 2004 or 2005.

---------------- ----------- ------------- ------------- --------------- ------------- ------------------ ------------
Name             Year        Annual        Meeting       Consulting      Number of     Securities         Other ($)
                             Retainer      Fees ($)      Fees/Other      Option        Underlying
                             Fees ($)                    Fees ($)        Shares        Options/SARS (#)
                                                                         Exercised
---------------- ----------- ------------- ------------- --------------- ------------- ------------------ ------------
John R. McKowen  2005        $0            $0            $0              0             0                  $0
                 2004        $0            $0            $0              0             0                  $0
---------------- ----------- ------------- ------------- --------------- ------------- ------------------ ------------
Howard L. Farkas 2005        $0            $0            $0              0             0                  $0
                 2004        $0            $0            $0              0             0                  $0
---------------- ----------- ------------- ------------- --------------- ------------- ------------------ ------------

LIMITATION ON LIABILITY AND INDEMNIFICATION

         NFS is a Colorado corporation. Section 7-108-402 of the Colorado Business Corporation Act provides that the articles of incorporation of a Colorado corporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except that any such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) acts specified in
Section 7-108-403 (concerning unlawful distributions), or (iv) any transaction from which a director directly or indirectly derived an improper personal benefit. NFS articles of incorporation contain a provision eliminating the personal liability of directors to NFS or NFS shareholders for monetary damages to the fullest extent provided by the Colorado Business Corporation Act.

         Section 7-109-103 of the Colorado Business Corporation Act provides that a Colorado corporation must indemnify a person who was wholly successful, on the merits or otherwise, in defense of any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (a "Proceeding"), in which he or she was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the Proceeding, unless such indemnity is limited by the corporation's articles of incorporation. NFS articles of incorporation do not contain any such limitation.

         Section 7-109-102 of the Colorado Business Corporation Act provides that a Colorado corporation may indemnify a person made a party to a Proceeding because the person is or was a director against any obligation incurred with respect to a Proceeding to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) or reasonable expenses incurred in the Proceeding if the person conducted himself or herself in good faith and the person reasonably believed, in the case of conduct in an official capacity with the corporation, that the person's conduct was in the corporation's best interests and, in all other cases, his or her conduct was at least not opposed to the corporation's best interests and, with respect to any criminal proceedings, the person had no reasonable cause to believe that his or her conduct was unlawful. The Company's articles of incorporation and bylaws allow for such indemnification. A corporation may not indemnify a director in connection with any Proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or, in connection with any other Proceeding charging that the director derived an improper personal benefit, whether or not involving actions in an official capacity, in which Proceeding the director was judged liable on the basis that he or she derived an improper personal benefit. Any indemnification permitted in connection with a Proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with such Proceeding.

         Under Section 7-109-107 of the Colorado Business Corporation Act, unless otherwise provided in the articles of incorporation, a Colorado corporation may indemnify an officer, employee, fiduciary, or agent of the corporation to the same extent as a director and may indemnify such a person who is not a director to a greater extent, if not inconsistent with public policy and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract. NFS articles of incorporation provide for indemnification of directors, officers, employees, fiduciaries and agents of NFS to the full extent permitted by Colorado law.

         NFS articles of incorporation also provide that NFS may purchase and maintain insurance on behalf of any person who is or was a director or officer of NFS or who is or was serving at the request of NFS as a director, officer or agent of another enterprise against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not NFS would have the power to indemnify him or her against such liability.

         The Merger Agreement provides for indemnification by NFS of Old Navidec and its affiliates, directors, officers and employees for some liabilities, including liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.


                      EQUITY COMPENSATION PLAN INFORMATION

         The following table summarizes certain information with respect to the Company's compensation plan and individual compensation arrangements under which NFS equity securities have been authorized for issuance as of the fiscal year ended December 31, 2006:

                                Number of Securities to be   Weighted Average Exercise    Number of Securities
                                issued upon Exercise of      Price of Outstanding         Remaining Available for
                                Outstanding Options,         Options, Warrants and        Future Issuance under
                                Warrants and Rights          Rights                       Equity Compensation Plans
------------------------------- ---------------------------- ---------------------------- ----------------------------
Equity Compensation Plan                    --                           --                           --
Approved by Security Holders
------------------------------- ---------------------------- ---------------------------- ----------------------------
Equity Compensation Plans not            1,200,000                      $0.05                      3,800,000
Approved by Security Holders
------------------------------- ---------------------------- ---------------------------- ----------------------------
Total                                    1,200,000                      $0.05                      3,800,000
------------------------------- ---------------------------- ---------------------------- ----------------------------

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

STOCK PURCHASE AGREEMENT WITH AEGISUSA BUSINESS GROUP, INC.

         On April 7, 2005, NFS entered into a Stock Purchase Agreement with AegisUSA Business Group, Inc., a Colorado corporation ("AegisUSA"), in which NFS were entitled to receive three million (3,000,000) shares of AegisUSA common stock and two million (2,000,000) shares of AegisUSA Series B Convertible Preferred Stock in exchange for a purchase price of $625,000, to be paid over a period of ninety days, and by agreeing to exchange shares of NFS common stock for all of the issued and outstanding shares of the AegisUSA Series A Preferred Stock. The negotiated purchase price was based on the pro forma financial information, business plan and the anticipated capital funding requirements of AegisUSA. Mr. Ralph Armijo was then a director of NFS and is an officer, director and shareholder of AegisUSA.

         Mr. Armijo's positions with AegisUSA were disclosed to NFS board of directors and the terms and conditions of the transaction was considered and approved by the Company's board of directors on April 7, 2005. Mr. Armijo waived the ownership of his stock in AegisUSA to complete the transaction and was granted options to reacquire his interest based on the achievement of certain milestones.

         On December 13, 2005 AegisUSA was sold to two individuals, Mr. Ralph Armijo who was at the time, a director of NFS and Mr. Robert Grizzle who is an officer of NFS. The terms and conditions of the sale were negotiated, considered, and approved at arms length by the Company's CEO John McKowen with the assistance of outside legal counsel to the Company. The terms of the sale provided for a $100,000 cash payment to NFS at the closing of the sale and a $528,000 note due and payable to NFS on December 31, 2006. The note caries an 8% interest rate and is secured by 2,000,000 common shares and 3,000,000 preferred shares of AegisUSA. The note is further secured by the personal guarantee of the purchasers and 288,862 shares of NFS common stock held by the purchasers are also pledged as collateral against the note. In addition, the note carries a price escalation of approximately $33,334 per month for each month that the note remains unpaid after January 31, 2006, until such time that a cumulative escalation of $400,000 is reached. No interest is accrued on the escalation amounts unless and until the note is in default at which point the cumulative escalation amount also carries an interest charge at 8% per annum. Further, the terms of the sale also called for the cancellation of all common stock exchange rights that initially had been given by NFS to the holders of all of the issued and outstanding shares of AegisUSA Series A Preferred Stock at the time of the original purchase of AegisUSA by NFS. Also, as a condition to closing, the terms of the sale required reimbursement by AegisUSA to NFS of approximately $51,000 in expenses paid by NFS on behalf of Aegis. Approximately $26,000 of this amount was paid to NFS at the closing with the remainder due and payable to NFS no later than six months from the date of the closing.

BUSINESS CONSULTING AGREEMENT

         Pursuant to the Business Consulting Agreement, dated July 8, 2004, by and between Old Navidec and NFS, NFS agreed to provide certain financial communication consulting services to BPZ for a period of not less than three months and NFS was to be paid $360,000 in 12 monthly installments of $30,000, and issued a stock purchase warrant to purchase up to 1.5 million shares of BPZ common stock at an exercise price of $2.00 per share. In February 2006, the parties agreed to permit the engagement to terminate on May 6, 2005. Pursuant to the terms of the agreement, NFS retained the stock purchase warrants and received payment on services rendered through the date the engagement was terminated.

ISSUANCE OF OLD NAVIDEC SHARES TO NAVIDEC FINANCIAL SERVICES

         In 2005 Old Navidec issued 604,246 shares of its common stock to NFS at the closing of the merger transaction as consideration for NFS' assumption of Old Navidec's pre-merger liabilities, including any liability under the Old Navidec 401(k) plan. In 2005 NFS then transferred 104,246 of these shares of Old Navidec's common stock to its executive officers as compensation.

ISSUANCE OF OPTIONS TO RELATED PARTIES.

            In January 2003, Old Navidec issued 16 million shares of the no par value common stock of Navidec Capital, Inc. and an option to purchase 9 million shares of the no par value common stock of Navidec Capital, Inc. for an exercise period of five years to Interactive Capital, Inc. One of the shareholders of Interactive Capital, Inc. is John McKowen, a director, officer and shareholder of NFS. In December 2003, the Old Navidec board of directors voted to exchange an option to purchase 600,000 shares of Old Navidec common stock for all of the outstanding shares and options to purchase Navidec Capital, Inc. common stock held by Interactive Capital, Inc.

            The Old Navidec stock options were then distributed to the shareholders of Interactive Capital, Inc. and, as a result, it no longer holds any options or shares of Old Navidec common stock or NFS, formerly Navidec Capital, Inc., common stock.

            Although the foregoing transactions were determined without arm's length negotiations and involved conflicts of interest between the interests of Old Navidec and the party related to Old Navidec, the Company believes that the transactions were entered into on terms no less favorable to Old Navidec than could have been obtained from independent third parties.

ITEM 8.  DESCRIPTION OF SECURITIES.

AUTHORIZED CAPITAL STOCK

         The Company's authorized capital stock consists of 10,000,000 shares of preferred stock, par value $0.001 per share, and 100,000,000 shares of common stock, par value $0.001 per share. As of June 12, 2006, 7,950,048 shares of NFS common stock were issued and outstanding. Prior to the merger transaction, NFS had 2,000,000 shares of common stock issued and outstanding. The date of the merger transaction these were forward split and increased to 5,177,748 shares as NFS was contractually obligated to issue 5,177,748 shares on a pro rata basis to the Old Navidec shareholders of record on September 9, 2004.

         In 2004 the Company granted 1,200,000 shares of the Company's common stock to certain executive officers of the Company as compensation. Executive employment agreements provide for the grant of fully vested options to purchase 1,200,000 shares of the common stock of the Company at an exercise price of $0.05 per share. Accrued compensation expense of $612,000 was recorded in the year ended December 31, 2004 related to the issuance of these shares and option grants. The intrinsic value of $0.23 per share of these grants, totaling $276,000 was expensed in the year ended December 31, 2004.

         In January 2005 a consultant to the Company exercised options to purchase 250,000 shares of NFS common stock for cash proceeds of $12,500.

         On April 1, 2005, the Company commenced a private offering to accredited investors under Regulation D of the Securities Act of 1933, as amended. The offering consists of units comprised of one share of NFS common stock, par value $.001 per share, one Class A warrant and one Class B warrant for an offering price of $1.00 per unit. The Class A warrant entitles the holder to purchase one share of NFS common stock for each warrant held at a purchase price of $2.00 per share and the Class B warrant entitles the holder to purchase one share of NFS common stock for each warrant held at a purchase price of $4.00 per share. The minimum for the offering was $500,000 or 500,000 units and the maximum was $2 million or 2 million units. In August 2005, the Company closed the offering on 1,332,500 units.

COMMON STOCK

         The holders of NFS common stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Company's board of directors with respect to any series of preferred stock, the holders of NFS common stock possess all voting power. NFS articles of incorporation do not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of NFS preferred stock created by NFS board of directors from time to time, the holders of common stock are entitled to dividends, if any, as may be declared from time to time by NFS board of directors from funds available therefore and upon liquidation are entitled to receive pro rata all assets available for distribution to such holders. For a more complete discussion of NFS dividend policy, please see "Dividend Policy."

         The holders of NFS common stock have no preemptive rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which NFS may designate and issue in the future.

PREFERRED STOCK

         NFS articles of incorporation authorizes the Company's board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series, including:

         o        the designation of the series;

         o the number of shares of the series, which number the Company's board of directors may thereafter, except where otherwise provided in the applicable certificate of designation, increase or decrease, but not below the number of shares then outstanding;

         o        the rate of the dividend;

         o the redemption rights and price or prices, if any, for shares of the series;

         o the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

         o the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of NFS affairs;

         o whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of NFS or any other corporation, and, if so, the specification of that other class or series or other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which the shares will be convertible or exchangeable and all other terms and conditions upon which the conversion or exchange may be made;

         o restrictions on the issuance of shares of the same series or of any other class or series;

         o        the voting rights; and

         o any other relative rights, preferences and limitations of the series.

         NFS believes that the ability of its board of directors to issue one or more series of NFS preferred stock will provide NFS with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. The authorized shares of NFS preferred stock, as well as shares of NFS common stock, will be available for issuance without further action by NFS stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which NFS securities may be listed or traded. If the approval of NFS stockholders is not required for the issuance of shares of NFS preferred stock or NFS common stock, NFS board of directors may determine not to seek stockholder approval.

         Although NFS board of directors has no intention at the present time of doing so, it could issue a series of NFS preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Company's board of directors will make any determination to issue shares that may have such an effect based on its judgment as to the best interests of the Company and NFS stockholders. NFS board of directors, in so acting, could issue NFS preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the Company's board of directors, including a tender offer or other transaction that some, or a majority, of NFS stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

COMMON STOCK PURCHASE WARRANT

         On July 6, 2005, and on November 11, 2005 NFS granted a common stock purchase warrant representing the right to purchase 100,000 and 50,000 shares respectively of NFS common stock at a purchase price of $1.00 per share for a period of time expiring on July 6, 2010. The exercise price and number of shares is subject to adjustment if (i) the Company should pay a dividend in shares of NFS capital stock or other equity, (ii) subdivide NFS outstanding shares of common stock (a forward split), (iii) consolidate or combine NFS outstanding common stock into a smaller number of shares (reverse split), (iv) in some other manner reclassify NFS shares of common stock, or (v) there is a change of control event involving NFS.

         The Company has agreed to register the resell of the common stock underlying the warrant on any registration statement filed by the Company. The Company has agreed to pay all expenses of the registration statement; however, each investor will be responsible for paying any commissions or expenses related to the sale of his or her securities. The Company agrees to maintain the effectiveness of the registration statement with respect to the selling shareholders for a period twelve (12) months or such longer periods as may be permitted by the Securities Act of 1933, as amended.

CLASS A WARRANTS AND CLASS B WARRANTS

         Each of the Class A and Class B warrants permits the holder to purchase one share of NFS common stock for each warrant for a period of time expiring on May 31, 2010. The Class A warrant entitles the holder to purchase one share of NFS common stock for each warrant held at an exercise price of $2.00 per share and the Class B warrant entitles the holder to purchase one share of NFS common stock for each warrant held at an exercise price of $4.00 per share. The exercise price is subject to adjustment if (i) the Company should pay a dividend in shares of NFS capital stock, (ii) subdivide NFS outstanding shares of common stock (a forward split), (iii) consolidate or combine NFS outstanding common stock into a smaller number of shares (reverse split) or (iv) in some other manner reclassify NFS shares of common stock.

         The Company has agreed to register the resell of all of the shares of common stock sold as part of the units and the issuance of the common stock underlying the Class A and Class B warrants ("Warrant Shares") on a registration statement on Form SB-2 within six months after the final closing of the offering. The Company has agreed to pay all expenses of the registration statement; however, each investor will be responsible for paying any commissions or expenses related to the sale of his or her securities. The Company agrees to maintain the effectiveness of the registration statement with respect to the selling shareholders for a period ending one year from the date of the final closing of the private offering and with respect to the Warrant Shares, during any period of time when the warrants may be exercised by the warrant holders and any Class A or Class B warrants remain outstanding.

         Each Class A warrant may be called by the Company for exercise at any time a registration statement registering the common stock underlying the Class A warrants is effective and after the Company's common stock has traded on an exchange for a period of 20 consecutive trading days in excess of $2.00 per share. Each Class B warrant may be called for exercise by the Company at any time a registration statement is effective which registers the issuance of the common stock underlying the Warrants and after the Company's common stock has traded on an exchange at a price in excess of $4.00 per share for 20 consecutive trading days. If the Company calls for the exercise of either the Class A or Class B warrants, it shall provide 30 days written notice to each of the holders that fixes the "Call Date." If the warrants are not exercised prior to the Call Date they shall expire unless the Company also provides for an over-allotment for any unexercised warrants which provision would be set forth in the call notice. If an over-allotment option is granted, any of the holders who exercises their warrants would have the right to purchase shares of the common stock underlying unexercised warrants for which a pool would be established at the Call Date and each exercising holder who wished to participate in the over-allotment pool would be allowed to purchase the shares of common stock underlying the unexercised warrants up to the maximum amount of the deposit made by said exercising holder. If total participation in the over-allotment pool exceeds the number of shares of common stock available in that pool, each participating holder would receive a pro rata number of shares based on the total amounts of deposits made in the pool. The Company has not obligated to call the warrants or to establish an over-allotment pool.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for NFS common stock is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado 80401.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

         There is currently no public trading market for the common stock. The Company intends to apply for a symbol to trade on the OTC Bulletin Board.

HOLDERS

         There are approximately 298 holders of record of NFS common stock as of July 10, 2006.

DIVIDEND POLICY

         Holders of NFS common stock are entitled to receive such dividends as may be declared by NFS board of directors. NFS has not declared or paid any dividends on NFS common shares and it does not plan on declaring any dividends in the near future. NFS currently intends to use all available funds to finance the operation and expansion of its business.

SHARES ELIGIBLE FOR FUTURE SALE

         NFS currently has 7,950,048 shares of common stock outstanding. A current shareholder who is an "affiliate" of NFS, defined in Rule 144 as a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, NFS, will be required to comply with the resale limitations of Rule 144. The Old Navidec shareholders of record receiving shares registered by this prospectus, other than affiliates, may resell their shares immediately. Sales by affiliates will be subject to the volume and other limitations of Rule 144, including certain restrictions regarding the manner of sale, notice requirements, and the availability of current public information about NFS. The volume limitations generally permit an affiliate to sell, within any three month period, a number of shares that does not exceed the greater of one percent of the outstanding shares of common stock or the average weekly trading volume during the four calendar weeks preceding his sale. A person who ceases to be an affiliate at least three months before the sale of restricted securities beneficially owned for at least two years may sell the restricted securities under Rule 144 without regard to any of the Rule 144 limitations.

ITEM 2.  LEGAL PROCEEDINGS

         NFS anticipates that NFS and its subsidiaries will from time to time become subject to claims and legal proceedings arising in the ordinary course of business. It is not feasible to predict the outcome of any such proceedings, and NFS cannot assure you that their ultimate disposition will not have a material adverse effect on NFS business, financial condition, cash flows or results of operations.

         Old Navidec was advised in a letter dated February 24, 2004 that the Securities and Exchange Commission (the "SEC") was conducting an informal inquiry, at least in part, into the restatement of Old Navidec's financial statements for the periods ending March 31, 2003 and June 30, 2003 which restatement was done under the supervision of current officers to try to insure the accuracy of the SEC filings. The SEC made an informal request that Old Navidec voluntarily produce certain documents which Old Navidec subsequently provided to the SEC. On December 22, 2004, Old Navidec received from the SEC an Order Directing a Private Investigation and Designating Officers to Take Testimony. NFS and Old Navidec have fully cooperated with the SEC in its investigation, to date.

         In connection with the spin off, the Company has a requirement to indemnify Old Navidec with respect to the costs of this matter, including the expenses related to Old Navidec's response to SEC subpoenas and other discovery requests and indemnification obligations to its former officers and directors. Although NFS intends to work to bring this matter to a prompt conclusion, NFS cannot make any assurance that the investigation will be solved positively or that it will not have negative effects on NFS limited resources or the Company's ability to raise capital during the period of the investigation.

         Pursuant to the Merger Agreement, NFS assumed the liabilities that Old Navidec incurred with respect to various pending claims and legal proceedings to the extent they relate to the businesses transferred from Old Navidec to NFS. NFS is obligated to indemnify Old Navidec for the liabilities NFS have assumed, and it is also possible that NFS will be named as a subject or defendant in those claims or legal proceedings.

         On February 14, 2006 BPZ filed a Petition in the District Court of Arapahoe County, Colorado for the appointment of a receiver and the judicial dissolution of NFS. On May 19, 2006, BPZ and the Company entered into a
Settlement  Agreement  and Mutual  Release  (the  "Agreement")  by and among the
Company, BPZ, and John McKowen, the Chief Executive Officer of NFS (collectively, the "Parties"). The Agreement settles all disputes amongst the Parties relating to the Action. The Agreement provides for among other things a complete mutual release between the Parties of any and all claims relating to the Action. On June 20, 2006 the Court dismissed the Petition with Prejudice.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

COMMON STOCK PURCHASE WARRANT

         On July 6, 2005 and on November 11, 2005 NFS granted a common stock purchase warrants representing the right to purchase 100,000 and 50,000 shares respectively of NFS common stock at a purchase price of $1.00 per share for a period of time expiring on July 6, 2010. The exercise price and number of shares is subject to adjustment if (i) the Company should pay a dividend in shares of NFS capital stock or other equity, (ii) subdivide NFS outstanding shares of common stock (a forward split), (iii) consolidate or combine NFS outstanding common stock into a smaller number of shares (reverse split), (iv) in some other manner reclassify NFS shares of common stock, or (v) there is a change of control event involving NFS.

         NFS has agreed to register the resell of the common stock underlying the warrant on any registration statement filed by the Company. NFS has also agreed to pay all expenses of the registration statement; however, each investor will be responsible for paying any commissions or expenses related to the sale of his or her securities. The Company agrees to maintain the effectiveness of the registration statement with respect to the selling shareholders for a period twelve (12) months or such longer periods as may be permitted by the Securities Act of 1933, as amended.

PRIVATE PLACEMENT

         On April 1, 2005, the Company commenced a private offering to accredited investors under Regulation D of the Securities Act of 1933, as amended. The offering consists of one unit comprised of one share of NFS common stock, par value $.001 per share, one Class A warrant and one Class B warrant for an offering price of $1.00 per unit. The Class A warrant entitles the holder to purchase one share of NFS common stock for each warrant held at a purchase price of $2.00 per share and the Class B warrant entitles the holder to purchase one share of NFS common stock for each warrant held at a purchase price of $4.00 per share. Each of the Class A and Class B warrants permits the holder to purchase one share of NFS common stock for each warrant for a period of time expiring on May 31, 2010. The purchase price is subject to adjustment if (i) the Company should pay a dividend in share of NFS capital stock, (ii) subdivide NFS outstanding shares of common stock (a forward split), (iii) consolidate or combine NFS outstanding common stock into a smaller number of shares (reverse split) or (iv) in some other manner reclassify NFS shares of common stock.

         The Company has agreed to register the resale of all of the shares of common stock sold as part of the units and the issuance of the common stock underlying the Class A and Class B warrants ("Warrant Shares") on a registration statement on Form SB-2. The Company has agreed to pay all expenses of the registration statement; however, each investor will be responsible for paying any commissions or expenses related to the sale of his or her securities. The Company agrees to maintain the effectiveness of the registration statement with respect to the selling shareholders for a period ending one year from the date of the final closing of the private offering and with respect to the Warrant Shares, during any period of time when the warrants may be exercised by the warrant holders and any Class A or Class B warrants remain outstanding.

         Each Class A warrant may be called by the Company for exercise at any time a registration statement registering the common stock underlying the Class A warrants is effective and after the Company's common stock has traded on an exchange for a period of 20 consecutive trading days in excess of $2.00 per share. Each Class B warrant may be called for exercise by the Company at any time a registration statement is effective which registers the issuance of the common stock underlying the warrants and after the Company's common stock has traded on an exchange at a price in excess of $4.00 per share for 20 consecutive trading days. If the Company calls for the exercise of either the Class A or Class B warrants, it shall provide 30 days written notice to each of the holders that fixes the "Call Date." If the warrants are not exercised prior to the Call Date they shall expire unless the Company also provides for an over-allotment for any unexercised warrants which provision would be set forth in the call notice. If an over-allotment option is granted, any of the holders who exercises their warrants would have the right to purchase shares of the common stock underlying unexercised warrants for which a pool would be established at the Call Date and each exercising holder who wished to participate in the over-allotment pool would be allowed to purchase the shares of common stock underlying the unexercised warrants up to the maximum amount of the deposit made by said exercising holder. If total participation in the over-allotment pool exceeds the number of shares of common stock available in that pool, each participating holder would receive a pro rata number of shares based on the total amounts of deposits made in the pool. The Company has not obligated to call the warrants or to establish an over-allotment pool.

         The offering was a $500,000 minimum best efforts "all or none"/$2,000,000 maximum best efforts offering and will terminates upon the sale of the maximum number of units being sold or May 31, 2005 unless extended by the Company to a date not later than August 31, 2005. In August 2005, the Company closed on the sale 1,332,500 of these units.. The Company intends to use the proceeds of the offering to develop its various businesses and for working capital purposes.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Navidec Financial Services is a Colorado corporation. Section 7-108-402 of the Colorado Business Corporation Act provides that the articles of incorporation of a Colorado corporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except that any such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) acts specified in
Section 7-108-403 (concerning unlawful distributions), or (iv) any transaction from which a director directly or indirectly derived an improper personal benefit. The Company's articles of incorporation contain a provision eliminating the personal liability of directors to NFS or NFS shareholders for monetary damages to the fullest extent provided by the Colorado Business Corporation Act.

         Section 7-109-103 of the Colorado Business Corporation Act provides that a Colorado corporation must indemnify a person who was wholly successful, on the merits or otherwise, in defense of any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (a "Proceeding"), in which he or she was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the Proceeding, unless such indemnity is limited by the corporation's articles of incorporation. The Company's articles of incorporation do not contain any such limitation.

         Section 7-109-102 of the Colorado Business Corporation Act provides that a Colorado corporation may indemnify a person made a party to a Proceeding because the person is or was a director against any obligation incurred with respect to a Proceeding to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) or reasonable expenses incurred in the Proceeding if the person conducted himself or herself in good faith and the person reasonably believed, in the case of conduct in an official capacity with the corporation, that the person's conduct was in the corporation's best interests and, in all other cases, his or her conduct was at least not opposed to the corporation's best interests and, with respect to any criminal proceedings, the person had no reasonable cause to believe that his or her conduct was unlawful. The Company's articles of incorporation and bylaws allow for such indemnification. A corporation may not indemnify a director in connection with any Proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or, in connection with any other Proceeding charging that the director derived an improper personal benefit, whether or not involving actions in an official capacity, in which Proceeding the director was judged liable on the basis that he or she derived an improper personal benefit. Any indemnification permitted in connection with a Proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with such Proceeding.

         Under Section 7-109-107 of the Colorado Business Corporation Act, unless otherwise provided in the articles of incorporation, a Colorado corporation may indemnify an officer, employee, fiduciary, or agent of the corporation to the same extent as a director and may indemnify such a person who is not a director to a greater extent, if not inconsistent with public policy and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract. The Company's articles of incorporation provide for indemnification of directors, officers, employees, fiduciaries and agents of NFS to the full extent permitted by Colorado law.

         NFS articles of incorporation also provide that NFS may purchase and maintain insurance on behalf of any person who is or was a director or officer of NFS or who is or was serving at the request of NFS as a director, officer or agent of another enterprise against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not NFS would have the power to indemnify him or her against such liability.

         The Merger Agreement provides that NFS indemnify Old Navidec and its affiliates, directors, officers and employees for some liabilities, including liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.

                                    PART F/S

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Stockholders and Board of Directors of Navidec Financial Services, Inc.:


We have audited the accompanying consolidated balance sheet of Navidec Financial Services, Inc. and its subsidiary as of December 31, 2004 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Navidec Financial Services, Inc. and subsidiary as of December 31, 2004, and the consolidated results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.


     /s/ Epstein, Weber & Conover, PLC
         Scottsdale, Arizona
          June 14, 2005

JASPERS + HALL, PC
CERTIFIED  PUBLIC  ACCOUNTANTS
9175 Kenyon Avenue,  Suite 100
Denver,  CO 80237
303-796-0099

             Report of Independent Registered Public Accounting Firm


To the Board of Directors and Stockholders of Navidec Financial Services, Inc.


We have audited the accompanying consolidated balance sheet of Navidec Financial Services, Inc. as of December 31, 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Navidec Financial Services, Inc. of December 31, 2005, and the related statements of operations, stockholders' equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.


/s/ Jaspers + Hall, PC
Jaspers + Hall, PC
Denver, Colorado
May 10, 2006

                        NAVIDEC FINANCIAL SERVICES, INC.
                           CONSOLIDATED BALANCE SHEETS

                                 (In thousands)



ASSETS:                                                                    December 31,          December 31,
                                                                           ------------          ------------
                                                                               2005                  2004
                                                                               ----                  ----

CURRENT ASSETS:
        Cash and cash equivalents                                     $        398               $         380
        Marketable securities                                                    3                          20
        Accounts receivable, net                                                56                         139
        Prepaid expenses and other                                              --                          11
                                                                      -------------              -------------

          Total current assets                                                 457                         550

PROPERTY, EQUIPMENT AND SOFTWARE, net                                           89                          31

    OTHER ASSETS:
        Notes receivable - Related Party                                       554
        Investments in securities                                            6,131                       3,885
        Other assets                                                             5                           3
        Acquired goodwill                                                      190                         190
                                                                      -------------              -------------

    TOTAL ASSETS                                                      $      7,426               $       4,659
                                                                      =============              =============

LIABILITIES AND STOCKHOLDERS' EQUITY
    CURRENT LIABILITIES:
        Accounts payable                                              $        250               $          90
        Accrued liabilities                                                     85                         346
        Current borrowings and capital leases                                  300                          47
                                                                      -------------              -------------
           Total current liabilities                                           635                         483

MINORITY INTEREST  IN CONSOLIDATED SUBSIDIARY                                   54                          16
                                                                      -------------              -------------

STOCKHOLDERS' EQUITY:
        Common stock, .001 par value, 100,000,000 shares                         8                           6
        authorized, voting 7,950,048 and  6,377,748 shares
        outstanding respectively
        Additional paid in capital                                           9,413                       5,911
        Unrealized gain on marketable securities                               825                         375
        Accumulated deficit                                                 (3,509)                     (2,132)
                                                                      -------------              -------------

Total stockholders' equity                                                   6,737                       4,160
                                                                      -------------              -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $      7,426               $       4,659
                                                                      =============              =============





                The accompanying notes to consolidated financial
               statements are an integral part of this statement.

                        NAVIDEC FINANCIAL SERVICES, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)


                                                                                For the
                                                                              Years Ended
                                                                                December
                                                                                   31,
                                                                  2005            2004             2003 (a)
                                                               -----------   -----------        -----------

REVENUE                                                        $    1,841    $   1,226          $       977
COST OF REVENUE                                                         6          105                  415
                                                               -----------   -----------        -----------
GROSS PROFIT                                                        1,836        1,121                  562
OPERATING EXPENSES:
     Product development                                               --           --                  123
     General and administrative                                     3,320        3,490                1,845
     Sales and marketing                                               --           --                  359
     Loss on impairment, depreciation & amortization                   --           --                  530
     Loss on impairment of inventory                                   --           --                  288
     Non cash stock expense                                            --            4                   53
     Depreciation and amortization                                     13          145                1,872
                                                               -----------   -----------        -----------
         Total operating expenses                                   3,333        3,640                5,070
                                                               -----------   -----------        -----------

LOSS FROM OPERATIONS                                               (1,497)      (2,519)              (4,508)
OTHER INCOME (EXPENSE):
     Interest expense                                                 (35)          --                  (48)
     Gain on sale of fixed assets                                      --           --                   85
     Gain on settlement of debt                                        31          177                  225
     Realized gain (loss) on investment                                86           --                   56
     Unrealized gain on investment                                     --           --                   50
     Other income (expense)                                            --          324                   27
                                                               -----------   -----------        -----------
         Total other income (expense)                                  82          498                  397
                                                               -----------   -----------        -----------

NET LOSS FROM CONTINUED OPERATIONS                             $   (1,415)   $  (2,018)         $    (4,113)
                                                               ===========   ===========        ===========

DISCONTINUED OPERATIONS

REVENUE                                                        $      757           --                   --
COST OF REVENUE                                                       169           --                   --
                                                               -----------   -----------        -----------
GROSS PROFIT                                                          588           --                   --
                                                               -----------   -----------        -----------
OPERATING EXPENSES:
     General and administrative                                      1329           --                   --
                                                               -----------   -----------        -----------
         Total operating expenses                                    1329           --                   --
                                                               -----------   -----------        -----------
LOSS FROM OPERATIONS OF DISCONTNUED OPERATIONS                       (741)          --                   --
                                                               -----------   -----------        -----------
OTHER INCOME (EXPENSE):
     Gain on sale of AegisUSA                                         744           --                   --
     Interest expense                                                  (3)          --                   --
                                                               -----------   -----------        -----------
         Total other income (expense)                                 741
                                                               -----------   -----------        -----------

NET INCOME (LOSS) FROM DISCONTNUED OPERATIONS                          --           --                   --
NET INCOME (LOSS) BEFORE MINORITY INTEREST                         (1,415)      (2,018)              (4,113)
     Minority interest IN Consolidated Subsidiary                      38           (3)                   2
                                                               -----------   -----------        -----------
NET INCOME (LOSS)                                              $   (1,377)   $  (2,021)         $    (4,111)
                                                               ============  ===========        ===========


NET INCOME (LOSS) PER SHARE:
     Per share basic                                           $    (0.20)   $   (0.61)         $     (3.28)
                                                               ===========   ===========        ===========
     Per share diluted                                         $    (0.20)   $   (0.61)         $     (3.28)
                                                               ===========   ===========        ===========

WEIGHTED AVERAGE SHARES OUTSTANDING
     Basic                                                          7,048        3,321                1,253
     Diluted                                                        7,048        3,321                1,253

(a) Navidec Inc now BPZ Energy Inc. is the former parent company of Navidec Financial Services, Inc.

                The accompanying notes to consolidated financial
              statements are an integral part of these statements.

                        NAVIDEC FINANCIAL SERVICES, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              For the Years Ended December 31, 2005, 2004 and 2003
                                 (In thousands)


                                     Treasury        Voting               Non-Voting         Warrants    Comprehensive   Accumulated
                                      Stock       Common Stock            Common Stock        Common        Income          Deficit
                                                  ------------            ------------        ------
                                                  Shares  Amount         Shares   Amount      Stock
                                    ----------    ------  -------      --------- -------      -------     ------------  ------------

   Balances, December 31,  2002        --            611  $54,450           39   $ 5,817     $ 1,175             --     $   (59,549)

                                    ==========    ======  =======      ========= =======      =======     ============  ============
Warrant expiration                     --             --      362           --        --        (362)            --              --
Rights offering                        --            797    1,237           --        --          --             --              --
Debenture conversion                   --            139      268           --        --          --             --              --
Subscription notes receivable          --            179      375           --        --          --             --              --
Amortization of deferred               --             --       --           --        --          --             --              --
Compensation                           --             --       --           --        --          --             --              --
Conversion of voting to                --             39    5,817          (39)   (5,817)         --             --              --
non-voting
Re-class of organization costs         --             --        1           --        --          --             --              --
Rescission of subscription notes                                                                                 --
Receivable                             --           (179)    (375)          --        --          --             --              --
Executive compensation for
  foregone salary                                     --       97           --        --          --             --              --
Private placement                      --            350      332           --        --          --             --              --
Purchase of Northsight                 --            203      247           --        --          --             --              --
Shares issued for debenture interest   --              3        9           --        --          --             --              --
Options issued                         --             --       70           --        --          --             --              --
Exercise of employee stock options     --             47       --           --        --          --             --              --
Net Loss                               --              -       --           --        --          --             --          (4,111)
                                    ----------    ------  -------      --------- -------      -------     ------------  ------------
  Balances, December 31, 2003       $ 482          2,189  $62,890           --   $   482     $   813             --     $   (63,660)
                                    ==========    ======  =======      ========= =======      =======     ============  ============

Private placement net proceeds         --            159      207           --        --          --             --              --
Exercise of options                    --                     601           --        --          --             --              --
                                                     419
Proceeds form rights offering                                 206
Recapitalization- result of
 spin-off                           $(482)         2,411  (64,379)          --      (482)       (813)            --          63,549
Value of options granted to            --             --       --           --        --          --             --              --
employees
Shares issued as executive             --          1,200        1           --        --          --             --              --
compensation
BPZ legacy options exercised           --             --       --           --        --          --             --              --
Net loss                               --             --       --           --        --          --    $    (2,021)         (2,021)
Comprehensive Income:
    Gain on marketable securities      --             --       --           --        --          --            375              --
Total Comprehensive gain/(loss)        --             --       --           --        --          --   $     (1,646)             --
                                    ----------    ------  -------      --------- -------      -------     ------------  ------------
Balances, Dec. 31, 2004                --          6,378  $     6           --        --          --      $     375          (2,132)
                                    ==========    ======  =======      ========= =======      =======     ============  ============

BPZ legacy options exercised           --             --       --           --        --          --             --              --
Options exercised                                    250        1
Common stock sold in private                       1,322        1
placement
Additional paid in capital
from recapitalization
Net loss                               --             --       --           --        --          --
                                                                                                          $  (1,377)         (1,377)
Comprehensive Income:
    Gain on marketable securities      --             --       --           --        --          --            450              --

Total Comprehensive gain/(loss)        --             --       --           --        --          --      $    (927)             --
                                    ----------    ------  -------      --------- -------      -------     ------------  ------------
Balances, Dec. 31, 2004                --          7,950  $     8           --        --          --      $     825     $    (3,509)
                                    ==========    ======  =======      ========= =======      =======     ============  ============





                        NAVIDEC FINANCIAL SERVICES, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              For the Years Ended December 31, 2005, 2004 and 2003
                                 (In thousands)

                                  (continued)

Sub                           Paid
Notes          Deferred       in           Stockholder
Receivable       Comp.        Capital       Equity
-----------    -----------    --------    ------------
$    --        $   (38)           --      $     1,855

===========    ===========    ========    ============
     --             --            --               --

     --             --            --            1,237
     --             --            --              268
   (375)            --            --               --
     --             34            --               34
     --             --            --               --
     --             --            --               --

     --             --            --                1


    375             --            --               --
     --             --            --               97

     --             --            --              332
     --             --            --              247
     --             --            --                9

     --             --            --               70
     --             --            --               --

     --             --            --           (4,111)
-----------   ------------    --------    ------------
$    --       $     (4)       $   --      $       521



     --             --            --              207
     --             --            --              601

                                                  206
     --              4         5,006            3,365


     --             --           276              276

     --             --           335              336

     --             --           294              294
     --             --            --           (2,021)

     --             --            --              375



     --             --            --               --

-----------   ------------    --------    ------------
     --             --        $5,911      $     4,160
===========   ============    ========    ============



     --             --           963              963
                                  13               14
                               1,323            1,324

                               1,203            1,203

     --             --            --           (1,377)


     --             --            --              450



     --             --            --               --

-----------   ------------    --------    ------------
     --             --        $9,413      $     6,737
===========   ============    ========    ============


The accompanying notes to consolidated financial statements are an integral part of these statements.

                         NAVIDEC FINANCIAL SERVICES INC.
                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                             For the Years Ended December 31,
                                                                             -------------------------------
                                                                           2005            2004           2003 (a)
                                                                     ----------        ----------     ------------
Cash flows from operating activities:
     Net loss                                                        $  (1,377)        $  (2,021)     $   (4,111)
     Adjustments to reconcile net income loss
     to net cash used in operating activities:
           Depreciation and amortization                                    13               145           1,872
           Non-cash compensation expense                                    --               612              70
           Provision for bad debt on note receivable                        --                55               4
           Non-cash salary expense related to forgone salary                --                --              97
           Payment of payroll with BPZ shares held                          --               313              --
           Loss (Gain) on sale of investments                             (276)              (28)            (56)
           Non-cash stock expense                                           --                 4              53
           Loss (Gain) on sale/disposal of assets                           --                --             (85)
           Loss (Gain) on settlement of debt                               (31)             (177)             --
           Minority interest income                                         38                (3)             (2)
           Impairment charges                                               --                --             530
     Changes in operating assets and liabilities:                           --
           Accounts receivable                                              83               (27)            331
           Inventory                                                        --                --             288
           Prepaid expenses and other assets                                 9                55             (60)
           Other assets                                                     --                --              --
           Accounts payable                                                160              (383)           (151)
           Deferred revenue                                                 --                --            (108)
           Net proceeds from trading activities                             --                --            (259)
           Notes receivable                                               (554)               --              --
           Accrued liabilities and other                                  (261)               (5)            215
                                                                     ----------        ----------     ------------
Net cash used in operating activities                                   (2,196)           (1,460)         (1,372)
                                                                     ----------        ----------     ------------

Cash flows from investing activities:
     Notes receivable                                                       --               (55)             --
     Proceeds (Purchase) from sale of equipment                            (71)               --             124
     Purchase of BPZ stock                                                (300)
     Cash acquired in acquisition                                           --                --              22
     Other                                                                  --                --              (4)
     Sale (Purchase) of investments                                         --               382              --
                                                                     ----------        ----------     ------------
     Net cash provided by investing activities                            (371)              327             142
                                                                     ----------        ----------     ------------

Cash flows from financing activities:
     Payments on notes payable and capital lease obligations               (16)             (303)           (176)
     Proceeds from rights offering                                          --               206              --
     Pre-merger proceeds from Navidec Inc options                           --               601              --
     Post merger proceeds from exercise of BPZ options                     963               294              --
     Proceeds from private placement of common stock                     1,324               207           1,569
     Interest paid with common stock                                        --                --               9
                                                                     ----------        ----------     ------------

Net cash provided by (used in) financing activities                      2,585             1,211           1,402
                                                                     ----------        ----------     ------------

Net increase (decrease) in cash and cash equivalents                        18                78             172
Cash and cash equivalents, beginning of year                               380               302             130
                                                                     ----------        ----------     ------------

Cash and cash equivalents, end of year                               $     398         $     380      $      302
                                                                     ==========        ==========     ============

Supplemental Information:
Interest paid                                                               --                --              26
                                                                     ==========        ==========     ============

(a) Navidec Inc now BPZ Energy Inc. is the former parent company of Navidec Financial Services, Inc.

           The accompanying notes to consolidated financial statements are an integral part of these statements.

                NAVIDEC FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2005, 2004, and 2003

NOTE 1 - ORGANIZATION

Navidec Financial Services Inc. ("NFS" or "Company") was incorporated in December. 2002 as a wholly owned subsidiary of Navidec Inc. ("Old Navidec"). In July 2004, Old Navidec, entered into a definitive agreement to acquire BPZ Energy, Inc. a Texas corporation established in 2001 ("BPZ"). As a condition of this agreement, Old Navidec transferred all of its historical operations into NFS. In September 2004, Navidec Inc. consummated a reverse merger with BPZ. In connection with the merger, Old Navidec changed its name to BPZ Energy Inc. in February 2005. Also pursuant to the merger agreement, Old Navidec affected a spin off of NFS to the shareholders of record of Old Navidec and assigned essentially all of its business assets and liabilities to Navidec Financial Services, Inc.

We are organized into two divisions: business development and mortgage services. In 2005 Annual revenues for the business development and mortgage services businesses were approximately $1,835,000. In 2005 we also operated a technology division. 2005 revenues for this division were approximately $588,000. In April 2005, NFS acquired AegisUSA Business Group, Inc. ("AegisUSA"), a technology company that develops and markets security solutions related to identity and computer access management. In December 2005, AegisUSA was sold to two individuals, one of whom is an officer of NFS and one of whom was at the time, a director of NFS. As a result of this sale, effective December 2005 we discontinued all operations within the technology division. For the year ended December 31, 2005, we incurred a net loss of approximately $1,377,000.

Our business development division focuses on identifying and acquiring controlling interests in development stage companies to further their growth by providing capital, consulting, personnel and other services, both internally and through the use of subcontractors. This division also provides consulting, personnel and other services, both internally and through the use of subcontractors, to development stage companies, in which we have decided not to invest. This is usually provided on a contract basis for fees and related expenses. After evaluating a potential candidate for the probability of success in its core business and determining its growth strategy and anticipated capital requirements, we develop a specific strategy of success with management of the development stage company and provide personnel and services to work in concert with the management to develop and execute the business plan.

The mortgage services division is focused on the Phoenix and Scottsdale Arizona markets and is primarily engaged in the business of marketing, originating, and brokering residential mortgages secured by real estate.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of NFS and its subsidiaries, Northsight Mortgage Group, LLC, and Navidec Mortgage Holdings, Inc. All significant inter-company balances and transactions have been eliminated in consolidation. In April 2005, NFS acquired AegisUSA Business Group, Inc. ("AegisUSA"), a technology company that develops and markets security solutions related to identity and computer access management. In December 2005, AegisUSA was sold to two individuals, one of whom is an officer of NFS and one of whom was at the time, a director of NFS. As a result of this sale, effective December 13, 2005 we discontinued all operations within the technology division. As of that date the operations of Aegis USA, Inc. are no longer consolidated into the financials of Navidec Financial Services, Inc.

USE OF ESTIMATES

The preparation of financial statements in conformity generally accepted accounting principles in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclose of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ materially from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, NFS considers cash and cash equivalents to include highly liquid investments with original maturities of 90 days or less. Those are readily convertible into cash and not subject to significant risk from fluctuations in interest rates. The recorded amounts for cash equivalents approximate fair value due to the short-term nature of these financial instruments.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject NFS to significant concentrations of credit risk include cash equivalents, notes receivable and trade accounts receivable. The Company maintains its cash and investment balances in the form of bank demand deposits, money market accounts, commercial papers and short-term notes with financial institutions that management believes to be of high credit quality. Accounts receivable are typically unsecured and are derived from transactions with and from customers primarily located in the United States.

NFS performs ongoing evaluations of its clients' financial condition and generally does not require collateral, except for billings in advance of work performed. Management reviews accounts receivable periodically and reduces the carrying amount by a valuation allowance that reflects management's best estimate of amounts that may not be collectible. Allowances, if any, for uncollectible accounts receivable are determined based upon information available and historical experience. There was no allowance at December 31, 2005.

No sales to unaffiliated customers represented 10% or more of the Company's revenue for the year ended December 31, 2005.

INVESTMENTS

Investments in publicly traded equity securities over which NFS does not exercise significant influence are recorded at market value in accordance with FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which requires that all applicable investments be classified as trading securities, available for sale securities or held-to-maturity securities. The Company has investments treated as available-for-sale securities that are restricted from sale in the open market under Section 144 and have limited trading volume. There can be no assurance that we will realize the recorded value of this investment due to the size of the investment and its limited trading volume. Comprehensive income includes net income or loss and changes in equity from the market price variations in stock and warrants held by the Company. The Company's comprehensive gain for the period ended December 31, 2005 was approximately $425,000.

Investments in non-publicly traded equity securities or non-marketable equity securities are stated at the lower of cost or estimated realizable value.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, trade receivables and payables approximated their fair value because of their short-term nature. Investments in debt securities are recorded at their amortized cost, which approximates fair value because of their short-term maturity. Investments in marketable equity securities are recorded at fair value based upon quoted market prices. Investments in non-marketable equity securities are based upon recent sales of similar securities by the investees and approximated their carrying value. The Company's borrowings approximate their carrying amounts based upon interest rates currently available to the Company.

REVENUE RECOGNITION

Contract Revenues

Revenues from time and materials contracts are recognized as the work is completed. Revenue recognition for time and materials contracts is not significantly impacted by judgments and estimates. When work is performed based on fixed price agreements, it is generally of a short duration and revenue is recognized when the work is completed.

Other Revenues

Revenues from mortgage brokerage operations are generally related to transaction based fees and are recognized at the consummation of the transactions, generally when mortgage transactions close.

INCOME TAXES

Provision for income taxes represents actual or estimated amounts payable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying balance sheets, and for operating loss and tax credit carry forwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustment to the tax provision or benefit in the period of enactment. NFS deferred tax assets have been reduced by a valuation allowance to the extent it was deemed more likely than not, that some or all of the deferred tax assets would not be realized.

At December 31, 2005, the Company had deferred income tax assets of approximately $1,404,000 related primarily to net operating loss carry forwards. That amount is offset by an equal valuation allowance. Net operating loss carry forwards of $1,404,000 will expire beginning in 2024.

ACCRUALS

Accrued expenses include the following (in thousands):

                                                              December 31    December 31   December 31
                                                                 2005           2004          2003*
                                                              -----------    -----------   ------------
           Accrued cash compensation                          $     --        $      220   $      47
           Accrued property taxes                                  --                 18          37
           Accrued litigation expenses                             50                 50         250
           Payroll taxes payable                                   --                 32          --
           Other                                                   35                 26          10
                                                              -----------    -----------   ------------
                                                              $    85         $      346   $     344
                                                              -----------    -----------   ------------

     * Navidec, Inc now BPZ Energy, Inc. is the former parent of Navidec Financial Services, Inc.


STOCK BASED COMPENSATION

As permitted under the Statements of Financial Accounting Standards No. 123("SFAS 123"), Accounting for Stock-Based Compensation," the Company accounts for its stock-based compensation for options issued to employees in accordance with the provisions of Accounting Principles board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). As such, for options granted to employees and directors, compensation expense is recorded on a straight-line basis over the shorter of the period that the services are provided or the vesting period, only if the current market price of the underlying stock exceeds the exercise price. Certain pro forma net income and earnings per share disclosures for employee stock option grants are also included in the notes to the financial statements as if the fair value method as defined in SFAS 123 had been applied. Transactions in equity instruments with non-employees for goods or services are accounted for by the fair value method.

No options were granted to employees and directors during 2005. For 2004 and 2003, consistent with the provisions of SFAS 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

                           For The Twelve Months Ended
                                  December 31,
                      (in thousands, except per share data)

                                                                      2005          2004               2003
                                                                  ------------  ------------       -------------
Net Loss:                                                          $ (1,377)    $ (2,021)          $   (4,111)
Add back:
Expense recognized under APB25                                           --          612                   70
                                                                  ------------  ------------       -------------
Net total stock based employee compensation expense
  determined under fair value method for all awards,
  net of related tax effect                                              --         (288)                (483)
                                                                  ------------  ------------       -------------
Pro Forma net loss                                                $  (1,377)    $ (1,697)          $   (4,524)
                                                                  ============  ============       =============
Net loss per share basic and diluted:
Basic:               As Reported                                  $  (0.20)     $  (0.61)          $    (3.28)
                                                                  ============  ============       =============
                     Pro Forma                                    $  (0.20)     $  (0.51)          $    (3.61)
                                                                  ============  ============       =============
Diluted:             As Reported                                  $  (0.20)     $  (0.61)          $    (3.28)
                                                                  ============  ============       =============
                     Pro Forma                                    $  (0.20)     $  (0.51)          $    (3.61)
                                                                  ============  ============       =============


NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders for the period by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and potential common shares outstanding during the period, if the effect of the potential common shares is dilutive.

Potentially dilutive securities consisting on 1,200,000 options, have been excluded from the determination of diluted earnings per share because their effect would be anti-dilutive.

COMPREHENSIVE INCOME(LOSS)

Comprehensive income (loss) includes net income or loss and changes in equity from the market price variations in the BPZ stock and options held by the Company. Then net loss was $1,377,000 and the unrealized gain from BPZ stock was $450,000 Therefore, the Company's total comprehensive loss for the period ended December 31, 2005 was $927,000.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". The provisions of SFAS 150 are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June

15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. The Company has not issued any financial instruments with such characteristics.

In December 2003, the FASB issued FASB  Interpretation  No. 46 (revised December
2003), "Consolidation of Variable Interest Entities" (FIN No. 46R), which addresses how a business enterprise should evaluate , whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN No. 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", which was issued in January 2003. Companies are required to apply FIN 46R to variable interests in variable interest entities ("VIE") created after December 31, 2003. For variable interest in VIEs created before January 1, 2004 the interpretation is applied beginning January 1, 2005. For any VIEs that must be consolidated under FIN No. 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially are measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying value is not practicable, fair value at the date FIN No. 46R first applies may be used measure the assets, liabilities and non-controlling interest of the VIE. The Company does not have any interest in VIEs.

In December 2004, the FASB issued SFAS No. 123R (revised 2004) "Share-Based Payment" which amends FASB Statement No. 123 and will be effective for public companies for interim or annual periods beginning June 15, 2005. The new statement will require entities to expense employee stock options and other share-based payments. The new standard may be adopted in one of three ways - the modified prospective transition method, a variation of the modified transition method or the modified retrospective transition method. The Company is to evaluate how it will adopt the standard and the evaluation the effect that the adoption of SFAS 123R will have on the financial position and results of operations.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." The statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Paragraph 5 of ARB No. 43, Chapter 4 previously stated that "under some circumstances, items such as idle facility expense, excessive spoilage, double freight and rehandling costs may be so abnormal as to require treatment as current period charges". SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the prospectively and are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The adoption of SFAS No. 151 does not have an impact on the Company's financial position and results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchange of Non-monetary Assets, an amendment of APB Opinion No. 29. The guidance in APB opinion No. 29, Accounting for Non-monetary Transactions, is based on the principle that exchange of non-monetary assets should be measured on the fair value of the assets exchanges. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets that do not have commercial substance. A non-monetary has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for non-monetary exchanges occurring in fiscal periods beginning June 15, 2005. The adoption of SFAS No. 153 is not expected to have an impact on the Company's financial position and results of operations.

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision is effective no later than the end of fiscal years ending after December 15, 2005. The Company will adopt FIN 47 beginning the first quarter of fiscal year 2006 and does not believe the adoption will have a material impact on its consolidated financial position or results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in
Interim Financial Statements-An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and a correction of Company in the first quarter of 2006. The Company is currently evaluating the effect that the adoption of SFAS 154 will have on its results of operations and financial condition but does not expect it to have a material impact.

In June 2005, the Emerging Issues Task Force, or EITF, reached a consensus on Issue 05-6, Determining the Amortization Period for Leasehold Improvements, which requires that leasehold improvements acquired in a business combination purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. EITF 05-6 is effective for periods beginning after July 1, 2005. We do not expect the provisions of this consensus to have a material impact on the financial position, results of operations or cash flows.

NOTE 3 - INVESTMENT IN BPZ

Significant estimates were made with respect to the valuation of certain of our investments in BPZ common stock and BPZ common stock purchase warrants that we have been granted. Upon consummation of the merger transaction between Old Navidec and BPZ, BPZ issued 604,246 shares of its common stock to NFS. These shares were issued in consideration of NFS's assumption of all of the pre-merger business assets and liabilities of Old Navidec. These shares have not been registered and are issued as "restricted securities" as that term is defined in rule 144 under the Securities Act of 1933. Our belief, however, is that these shares qualify as "marketable securities" as that term is defined by SFAS 115 (and as further defined in Footnote 2 to that Statement). Under this definition, if the equity security is restricted for sale by a governmental or other contractual requirement, but the holder of the security has the power to cause such requirement of restriction to be met in a manner that the security would reasonably be expected to qualify for sale within one year, the security is not considered restricted for the purposes of SFAS 115. As such, we are required to record our investment in these securities at their fair value. We have estimated this fair value to be equal to the closing market price on the date that the merger transaction closed (09/08/04, $3.21 per share). Accordingly, in the third quarter of 2004 upon the receipt of the stock of BPZ, we recorded an increase to "investments in securities" of $1,939,630 with a corresponding increase to additional paid-in capital.

Under the terms of the Merger Agreement, Old Navidec agreed to retain NFS to provide investor relations and public relations services for a period of not less than three months. The related public relations agreement between Old Navidec and NFS provided for the payment to NFS of a fee of $30,000 per month plus the payment of all related expenses. In addition, Old Navidec issued a stock purchase warrant to NFS granting the right to purchase up to 1,500,000 shares of BPZ common stock at an exercise price of $2.00 per share. In February 2005, the parties agreed to permit the engagement to terminate on May 6, 2005.

Pursuant to the terms of the agreement, NFS retained the stock purchase warrants and received payment on services rendered through the date the engagement was terminated.

Further, due to certain registration rights and contractual conditions related to the exercise of these warrants, we believe that they do not qualify as derivative securities as that term is defined under SFAS 133 and as such should be recorded at their fair value as stipulated under the guidance of SFAS 115 (see paragraph above) and EITF 96-11. To this end (using the Black-Scholes options pricing model), we have estimated the fair value of these warrants to be $1.88 per share at the date of the merger transaction and have recorded an increase to investments in securities of $1,842,000 with a corresponding increase to additional paid-in capital. Had we not treated these warrants as marketable securities they would have been recorded on our books at the lower of cost or basis, which in this case would be zero. The Company has accounted for the receipt of the stock and warrants as a contribution of capital from BPZ.

At the end of the year of 2004, the closing market price was $3.85 per share and as of December 31, 2005 the closing market price per share was $4.25. The Company's "investments in BPZ" is valued at approximately $6,131,000 on December 31, 2005.

Due to the large block of shares held by us and due to the significant number of shares underlying the warrants relative to the trading volume of BPZ, it is uncertain if we could liquidate our positions in BPZ at an amount equal to the estimated fair value. Actual proceeds from the sale of the stock or the stock received upon exercise of the warrants may be significantly lower than the amount recorded on the balance sheet.

Under the terms of the merger agreement, cash proceeds from the exercise of certain legacy stock options in Old Navidec (now BPZ) are payable to NFS as additional contributed capital. For the year ended December 31, 2005 approximately $963,000 was credited to NFS equity accounts from the exercise of such options.

For the period ended December 31, 2004, the total amount invoiced and received from BPZ for consulting was $210,210. There were no other related party transactions as defined by FASB Statement No. 57.

NOTE 4 - CAPITAL LEASES OBLIGATIONS

The Company assumed certain capital leases from Old Navidec in the spin-off. The obligations were converted to separate settlement agreements. The agreements resulted in a net obligation of $81,000 to the lessor. The repayment terms are $2,300 per month through June 2005. If the Company's makes all scheduled payments through June 2005, the remaining balance of $31,000 will be forgiven.

NFS acquired no property under capital lease arrangements in 2005 or 2004.

NOTE 5 - SUBSIDIARIES

The accompanying consolidated financial statements include the accounts of NFS and its subsidiaries, Northsight Mortgage Group, LLC, and Navidec Mortgage Holdings, Inc. All significant inter-company balances and transactions have been eliminated in consolidation. In April 2005, NFS acquired AegisUSA Business Group, Inc. ("AegisUSA"), a technology company that develops and markets security solutions related to identity and computer access management. In December 2005, AegisUSA was sold to two individuals, one of whom is an officer of NFS and one of whom was at the time, a director of NFS. As a result of this sale, effective December 13, 2005 we discontinued all operations within the technology division. As of that date the operations of Aegis USA, Inc. are no longer consolidated into the financials of Navidec Financial Services, Inc.

We are organized into two divisions: business development and mortgage services. In 2005 Annual revenues for the business development and mortgage services businesses were approximately $1,835,000. In 2005 we also operated a technology division. 2005 revenues for this division were approximately $588,000. In April 2005, NFS acquired AegisUSA Business Group, Inc. ("AegisUSA"), a technology company that develops and markets security solutions related to identity and computer access management. In December 2005, AegisUSA was sold to two individuals, one of whom is an officer of NFS and one of whom was at the time, a director of NFS. As a result of this sale, effective December 2005 we discontinued all operations within the technology division. For the year ended December 31, 2005, we incurred a net loss of approximately $1,377,000.

Our business development division focuses on identifying and acquiring controlling interests in development stage companies to further their growth by providing capital, consulting, personnel and other services, both internally and through the use of subcontractors. This division also provides consulting, personnel and other services, both internally and through the use of subcontractors, to development stage companies, in which we have decided not to invest. This is usually provided on a contract basis for fees and related expenses. After evaluating a potential candidate for the probability of success in its core business and determining its growth strategy and anticipated capital requirements, we develop a specific strategy of success with management of the development stage company and provide personnel and services to work in concert with the management to develop and execute the business plan.

The mortgage services division is focused on the Phoenix, and Scottsdale Arizona markets and is primarily engaged in the business of marketing, originating, and brokering residential mortgages secured by real estate.

NOTE 6 - EQUITY TRANSACTIONS

Prior to the merger transaction, NFS had 2,000,000 shares of common stock issued and outstanding. The date of the merger transaction these were forward split and increased to 5,177,748 shares as NFS was contractually obligated to issue 5,177,748 shares on a pro rata basis to the Old Navidec shareholders of record on September 9, 2004.

In 2004 the Company granted 1,200,000 shares of the Company's common stock to certain executive officers of the Company as compensation. Executive employment agreements provide for the grant of fully vested options to purchase 1,200,000 shares of the common stock of the Company at an exercise price of $0.05 per share. Accrued compensation expense of $612,000 was recorded in the year ended December 31, 2004 related to the issuance of these shares and option grants. The intrinsic value of $0.23 per share of these grants, totaling $276,000 was expensed in the year ended December 31, 2004.

In January 2005 a consultant to the Company exercised options to purchase 250,000 shares of NFS common stock for cash proceeds of $12,500.

On April 1, 2005, the Company commenced a private offering to accredited investors under Regulation D of the Securities Act of 1933, as amended. The offering consists of units comprised of one share of NFS common stock, par value $.001 per share, one Class A warrant and one Class B warrant for an offering price of $1.00 per unit. The Class A warrant entitles the holder to purchase one share of NFS common stock for each warrant held at a purchase price of $2.00 per share and the Class B warrant entitles the holder to purchase one share of NFS common stock for each warrant held at a purchase price of $4.00 per share. The minimum for the offering was $500,000 or 500,000 units and the maximum was $2 million or 2 million units. In August 2005, the Company closed the offering on 1,332,500 units.

STOCK OPTIONS AND WARRANTS

Executive employment agreements provide for the grant of fully vested options to purchase 1,200,000 shares of the common stock of the Company at an exercise price of $0.05. The options have 8.75 years remaining contractual lives at December 31, 2005.

On July 6, 2005, we entered into a loan agreement with The Elevation Fund, LLC whereby The Elevation Fund, LLC loaned to NFS an aggregate amount of $312,000 for a period of 90 days following the closing date at an interest rate equal to the highest prime rate per annum published in the Money Rate Table of the Western Edition of The Wall Street Journal plus four percent (4%), compounded annually. In consideration for the loan, NFS issued a common stock purchase warrant representing the right to purchase 100,000 shares of NFS common stock at a purchase price of $1.00 per share for a period of time expiring on July 6, 2010. The exercise price and number of shares is subject to adjustment under certain circumstances. NFS has agreed to register the resell of the common stock underlying the warrant on any registration statement filed by the Company. The Company also entered into a security agreement with The Elevation Fund, LLC providing a security interest in 150,000 shares of BPZ common stock held by NFS to secure its performance under the loan agreement.

During the years ended December 31, 2005, and December 31, 2004, an aggregate of 5,540,000 of options and/or warrants to purchase shares of the Company's common stock were issued. Such options and/or warrants are exercisable at prices ranging from $.05 to $4.00 per share, are fully vested, and expire at various times through August 2010.

During the year ended December 31, 2005 certain option holder's exercised options to purchase 250,000 shares of the Company's common stock for an amount of $12,500. No options or warrants were exercised during the year ended December 31, 2004

A summary of option and warrant activity for 2005 and 2004 is as follows:

                                                    Weighted-                                  Weighted-
                                   Number of         Average                                    Average
                                    Warrants         Exercise           Warrants               Exercise
                                                      Price           Exercisable                Price
                                  -------------    -------------    -----------------    ----------------------
       Outstanding,
           December 31, 2003                 0               --                   --                        --
           Granted in 2004           1,200,000             0.05            1,200,000                      0.05
           Exercised in 2004                 0               --                   --                        --
       Outstanding,
           December 31, 2004         1,200,000             0.05            1,200,000                      0.05
                                  -------------    -------------    -----------------    ----------------------
           Granted  in 2005          4,315,000             2.26            4,315,000                      2.26
           Terminated in 2005         (250,000)            0.05             (250,000)                     0.05
           Exercised                  (250,000)            0.05             (250,000)                     0.05
                                  -------------    -------------    -----------------    ----------------------
       Outstanding,
           December 31, 2005         5,015,000             1.82            5,015,000                      1.82
                                  =============    =============    =================    ======================

At December 31, 2005, the range of warrant prices for shares under warrants and the weighted-average remaining contractual life is as follows:

                                      Warrants Outstanding                                        Warrants Exercisable
                             --------------------------------------------------------    --------------------------------------
                                                                        Weighted-
                                                     Weighted-           Average                                 Weighted-
     Range of Option/Warrant                          Average           Remaining             Number              Average
     Exercise Price              Number of            Exercise         Contractual              Of                Exercise
                                  Warrants             Price              Life               Warrants              Price
     ----------------------- ------------------     ------------      -------------      ----------------       -----------
         $ 0.05                  1,200,000             $ 0.05             8.75              1,200,000              $ 0.05
           1.00                  1,150,000               1.00             4.50              1,150,000                1.00
           2.00                  1,332,500               2.00             2.17              1,332,500                2.00
           4.00                  1,332,500               4.00             2.17              1,332,500                4.00
                             -------------------                                         -----------------
                                 5,015.000                                                  5,015.000
                             ===================                                         =================


NOTE 7 - EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT, AND CHANGE-IN-CONTROL ARRANGEMENTS

The Company entered an Amended and Restated Employment Agreement with John R. McKowen, as Chief Executive Officer ("CEO") and Chairman of the Board, effective June 15, 2005 which amends and restates in its entirety the Employment Agreement dated as of September 21, 2004 between Mr. McKowen and the Company. The term of that agreement is for two years and renews automatically for successive additional one-year periods provided that neither the CEO nor the Company provide the other with notice of intent not to renew the agreement at least thirty (30) days before the anniversary date of the agreement. The CEO's current annual salary under the agreement is $150,000 and his salary is to be reviewed not less than monthly. The agreement also provides that the CEO may be paid an annual bonus at the discretion of the NFS board of directors. The agreement further provides for the grant of a fully vested option to purchase one million shares of the Company's common stock at an exercise price of $.05 per share. In the event that CEO's employment were to be terminated without "Cause" by the Company, as defined in the agreement, then the Company must pay the CEO severance payments (the "Severance Payments"). The Severance Payments will be an amount equal to six months of the CEO's highest base salary in effect during the prior twelve months (either in a lump sum or in monthly increments depending on the Company's financial status, plus a pro rata amount of any annual bonus paid for the most recently completed fiscal year. In addition, upon termination of the CEO, the Company will provide the continuation of all of benefits that the CEO is entitled to under Company plans, as defined in the agreement, for one year and the immediate vesting of the CEO's non-vested options for shares of the Company's capital stock. If the CEO's employment were terminated with "Cause", including termination due to a change in control, the CEO would receive $75,000. The CEO is eligible to participate in the Company's Management Incentive Plan.

The Company entered into an Amended and Restated Employment Agreement with Robert D. Grizzle, as its Chief Operating Officer ("COO), Chief Financial Officer and President, effective June 15, 2005 which amends and restates in its entirety that Employment Agreement dated as of September 21, 2004, between Mr. Grizzle and the Company. The term of that agreement is for two years and renews automatically for successive additional one-year periods provided that neither the COO nor the Company provide the other with notice of their intent not to renew the agreement at least 30 days before the anniversary date of the agreement. The COO's current annual salary under the agreement is $112,500 and his salary to be reviewed no less than monthly. The agreement also provides that the COO may be paid an annual bonus at the discretion of the NFS board of directors. The agreement further provides for the grant of a fully vested option to purchase 200,000 shares of the Company's common stock at an exercise price of $.05 per share. In the event that COO's employment were to be terminated without "Cause" by the Company, as defined in the agreement, then the Company must pay the COO severance payments (the "Severance Payments"). The Severance Payments will be an amount equal to six months of the COO's highest base salary in effect during the prior twelve months (either in lump sum or in monthly increments depending on the Company's financial status), plus a pro rata amount of any annual bonus paid for the most recently completed fiscal year. In addition, upon termination of the COO, the Company will provide the continuation of all of benefits that the COO is entitled to under Company plans, as defined in the agreement, for one year and the immediate vesting of all of the COO's non-vested options for shares of the Company's capital stock. If the COO's employment were terminated with "Cause", including termination due to a change in control, the COO would receive $56,250. The COO is also eligible to participate in the Company's Incentive Plan.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

NFS assumed the operating lease from Old Navidec for the office at 6399 South Fiddlers Green Circle, Greenwood Village, Colorado which expires in June 2006. The obligation for the year of 2006 is $72,000. Northsight Mortgage Group has a lease for office space at 8520 E. Shea, #111, Scottsdale, AZ with an obligation of $80.366 for year of 2006.

CONSULTING

Under the terms of the Merger Agreement, Old Navidec agreed to retain NFS to provide investor relations and public relations services for a period of not less than three months. The related public relations agreement between Old Navidec and NFS provided for the payment to NFS of a fee of $30,000 per month plus the payment of all related expenses. In addition, Old Navidec issued a stock purchase warrant to NFS granting the right to purchase up to 1,500,000 shares of BPZ common stock at an exercise price of $2.00 per share. The warrant expires on the July 8, 2006. In this regard, NFS entered into sub-contract arrangements with certain third parties including Phoenix Alliance, Inc. for the provision of some of the investor and public relations services. Pursuant to the terms of these sub-contract agreements, NFS assigned 500,000 of the warrants to Phoenix Alliance, Inc. and 20,000 of the warrants to another subcontractor. This Business Consulting Agreement was terminated in December 2004. In February 2006, the parties agreed to permit the engagement to terminate on May 6, 2005. Pursuant to the terms of the agreement, NFS retained the stock purchase warrants and received payment on services rendered through the date the engagement was terminated.

DEFINED CONTRIBUTION PLAN

NFS has a 401(k) profit sharing plan (the "Plan"). Subject to limitations, eligible employees may make voluntary contributions to the Plan. The Company may, at its discretion, make additional contributions to the Plan. The Company did not contribute during the year ended December 31, 2005.

LITIGATION

Old Navidec was advised in a letter dated February 24, 2004 that the Securities and Exchange Commission (the "SEC") was conducting an informal inquiry, at least in part, into the restatement of Old Navidec's financial statements for the period ending March 31, 2003 and June 10, 2003. The SEC made an informal request that Old Navidec voluntarily produce certain documents which Old Navidec subsequently provided to the SEC. On December 24, 2004, Old Navidec received from the SEC an Order Directing a Private Investigation and Designating Officers to take testimony. NFS and Old Navidec intend to fully cooperate with the SEC in its investigation.

NFS is obligated to indemnify BPZ for all costs or losses associated with liabilities that existed as of the merger date, including any cost or loss associated with this investigation. We cannot make any assurance that the investigation will be solved positively or that it will not have a negative effect on our limited resources or our ability to raise capital during the period of the investigation.

On February 14, 2006 BPZ filed a Petition in the District Court of Arapahoe County, Colorado for the appointment of a receiver and the judicial dissolution of NFS. As grounds for the appointment of a receiver and dissolution of NFS, BPZ alleges that NFS management has wasted NFS assets and engaged in self dealing. On May 19, 2006, BPZ and the Company entered into a Settlement Agreement and Mutual Release (the "Agreement") by and among the Company, BPZ, and John McKowen, the Chief Executive Officer of NFS (collectively, the "Parties"). The Agreement settles all disputes amongst the Parties relating to the Action. The Agreement provides for among other things a complete mutual release between the Parties of any and all claims relating to the Action.

In the normal course of business, the Company is subject to, and may become a party to litigation regarding disputes with vendors and employment issues. Management believe there are no other matters currently in litigation, other than the matters described above that could have a material impact on the Company's financial position or results of operations.

NOTE 9 - SEGMENT REPORTING

In 2005 the Company operated in three different segments, Business Development, Mortgage Services and Technology. Management has chosen to organize the Company around these segments based on differences in products and services. Segment operations are measured consistent with the accounting policies used in these consolidated financial statements

The following provides information on the Company's operating segments (in thousands):

                                  Technology(a)     Development        Mortgage

Revenue from customers                $ 588          $    142          $ 1,682

Profit (Loss) from operations          (741)           (1,641)             146

Identifiable assets                      --             6,323              245

(a)      See Note 10



NOTE 10 - DISCONTINUED OPERATIONS.

On April 7, 2005, we entered into a Stock Purchase Agreement with AegisUSA Business Group, Inc., a Colorado corporation ("AegisUSA"), in which we were entitled to receive three million (3,000,000) shares of AegisUSA common stock and two million (2,000,000) shares of AegisUSA Series B Convertible Preferred Stock in exchange for a purchase price of $625,000, to be paid over a period of ninety days, and by agreeing to exchange shares of our common stock for all of the issued and outstanding shares of the AegisUSA Series A Preferred Stock. The negotiated purchase price was based on the pro forma financial information, business plan and the anticipated capital funding requirements of AegisUSA.

On December 13, 2005 AegisUSA was sold to two individuals, one of whom is an officer of NFS and one of whom was at the time, a director of NFS. The terms of the sale provided for a $100,000 cash payment to NFS at the closing of the sale and a $528,000 note due and payable to NFS on December 31, 2006. The note carries an 8% interest rate and is secured by 2,000,000 common shares and 3,000,000 preferred shares of AegisUSA. 288,862 shares of NFS common stock held by the purchasers are also pledged as collateral against the note. In addition, the note carries a price escalation of approximately $33,334 per month for each month that the note remains unpaid after January 31, 2006, until such time that a cumulative escalation of $400,000 is reached. No interest is accrued on the escalation amounts unless and until the note is in default at which point the cumulative escalation amount also carries an interest charge at 8% per annum. Further, the terms of the sale also called for the cancellation of all common stock exchange rights that initially had been given by NFS to the holders of all of the issued and outstanding shares of AegisUSA Series A Preferred Stock at the time of the original purchase of AegisUSA by NFS. Also, as a condition to closing, the terms of the sales required reimbursement by AegisUSA to NFS of approximately $51,000 in expenses paid by NFS on behalf of AegisUSA. Approximately $26,000 of this amount was paid to NFS at the closing with the remainder due and payable to NFS no later than six months from the date of the closing.

For the period ended December 31, 2005, NFS realized a gain on the sale of AegisUSA of approximately $744,000. As of April 30, 2006 NFS had accrued an additional approximately $147,000 in price escalation and interest charges on the sale of AegisUSA. Primarily as a result of this sale, effective December 2005 NFS discontinued all operations within the technology division.

In August 2003, Navidec Technology Corporation was formed as a wholly-owned subsidiary of Old Navidec and in October 2003, changed its name to SwiftSure, Inc. Pursuant to the terms of the merger transaction with BPZ, Swiftsure became a wholly-owned subsidiary of NFS, but it does not currently transact any business or have any assets or liabilities.

NOTE 11- SUBSEQUENT EVENTS

On February 14, 2006 BPZ filed a Petition in the District Court of Arapahoe County, Colorado for the appointment of a receiver and the judicial dissolution of NFS ("the Action"). On May 19, 2006, BPZ and the Company entered into a Settlement Agreement and Mutual Release (the "Agreement") by and among the
Company, BPZ, and John McKowen, the Chief Executive Officer of NFS (collectively, the "Parties"). The Agreement settles all disputes amongst the Parties relating to the Action. The Agreement provides for among other things a complete mutual release between the Parties of any and all claims relating to the Action. The Agreement settles all disputes amongst the Parties relating to the Action. The Agreement provides for among other things a complete mutual release between the Parties of any and all claims relating to the Action. The Agreement also provides that the expiration date that currently applies to the BPZ warrants held by NFS will be extended to a date that is one year following the effective date of the registration of the BPZ shares underlying the warrants. BPZ is obligate to use good faith and reasonably diligent efforts to obtain effective registration of such shares and will bear any related, direct and customary registration expense. On June 20, 2006 the Court dismissed the petition with prejudice and further issued a declaratory judgment and finding of fact that BPZ was not now nor had it ever been shareholder of NFS since September 9, 2004, the record date of the spin-off.

Through July 10, 2006 we have sold 257,930 shares of BPZ Energy stock that has resulted in the realization of approximately $773,000 in cash proceeds to the Company.

Through July 10, 2006 we have received and additional approximately $289,000 in proceeds from the exercise of Old Navidec (now BPZ Energy) legacy options.

JASPERS + HALL, PC
CERTIFIED PUBLIC ACCOUNTANTS
--------------------------------
9175 E. Kenyon Avenue, Suite 100
Denver, CO 80237
303-796-0099

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholders of Navidec Financial Services, Inc.

We have reviewed the accompanying consolidated balance sheet of Navidec Financial Services, Inc. as of March 31, 2006 and the related consolidated statements of operations, stockholders' equity and cash flows for the three months then ended. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards of the Public Company Accounting Oversight Board (United States). The review of interim financial information consists principally of applying analytical procedures to financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.


/s/ Jaspers + Hall, PC
Jaspers + Hall, PC
Denver, Colorado
June 19, 2006

                        NAVIDEC FINANCIAL SERVICES, INC.
                           CONSOLIDATED BALANCE SHEET
                                 (In thousands)

                                   (Unaudited)

                                                                             March 31,2006   March 31,2005
                                                                              ------------    ------------
ASSETS:

      CURRENT ASSETS:
             Cash and cash equivalents                                        $       672     $       640
             Marketable securities                                                      3               4
             Accounts receivable, net                                                  70               3
             Prepaid expenses and other                                                64              56
                                                                              ------------    ------------
               Total current assets                                                   809             703
                                                                              ------------    ------------

      PROPERTY, EQUIPMENT, AND SOFTWARE, net                                           85              38

      OTHER ASSETS:
             Notes receivable - Related Party                                         665              55
             Investments in securities of BPZ Inc.                                  4,162           7,467
             Other assets                                                               5               8
             Acquired goodwill                                                        190             190
                                                                              ------------    ------------
                                                                                    5,022           7,720

TOTAL ASSETS                                                                  $     5,916     $     8,461
                                                                              ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
      CURRENT LIABILITIES:
             Accounts payable                                                 $       193     $       110
             Accrued liabilities                                                        1             257
             Current borrowings and capital leases                                     --              40
                                                                              ------------    ------------
               Total current liabilities                                              194             407

      MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY                                     54              17

      STOCKHOLDERS' EQUITY
             Common stock, 100,000,000, $.001 par value, shares
             authorized, and voting 7,950,048 shares obligated outstanding              8               7
             Warrants for common stock                                                  -               -
             Deferred compensation                                                      -               -
             Additional paid in capital                                             9,910           6,590
             Unrealized gain on marketable securities                                (102)          3,956
             Accumulated deficit                                                   (4,149)         (2,516)
                                                                              ------------    ------------

               Total stockholders' equity                                           5,668           8,036
                                                                              ------------    ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                    $      5,916    $     8,461
                                                                              ============    ============



           The accompanying notes to consolidated financial statements are an integral part of these statements.

                         See Accountants Review Report.
                                      F-22

                        NAVIDEC FINANCIAL SERVICES, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2006
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                        For the Quarter Ended
                                                              March 31,
                                                          2006            2005
                                                      ----------    ------------

REVENUE                                               $      323    $       343
COST OF REVENUE                                               --             27
                                                      ----------    ------------

GROSS PROFIT                                          $      323    $       316

OPERATING EXPENSES:
      General and administrative                             537            679
      Impairment, depreciation and amortization                2              4
                                                      ----------    ------------

          Total operating expenses                           539            683
                                                      ----------    ------------

LOSS FROM OPERATIONS                                        (216)          (367)

OTHER INCOME (EXPENSE):
      Gain on sale of investments                            166            (16)
      Other income (expense)                                  17            (16)
                                                      ----------    ------------

          Total other income (expense)                       182            (16)
                                                      ----------    ------------

NET INCOME ( LOSS) FROM OPERATIONS                    $      (34)   $      (383)
                                                      ==========    ============

NET INCOME (LOSS) BEFORE MINORITY INTEREST                   (34)          (383)
      Minority interest in Consolidated subsidiary             5             --

NET INCOME ( LOSS) FROM OPERATIONS                    $      (29)   $      (383)
                                                      ==========    ============

EARNINGS PER SHARE:
      Basic                                           $    (0.01)   $     (0.06)
      Diluted                                         $    (0.01)   $     (0.06)

WEIGHTED AVERAGE SHARES OUTSTANDING:
      Basic                                                7,950          6,628
                                                      ==========    ============
      Diluted                                              7,950          6,628
                                                      ==========    ============

           The accompanying notes to consolidated financial statements are an integral part of these statements.

                         See Accountants Review Report.

                        NAVIDEC FINANCIAL SERVICES, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (In thousands)
                                   (Unaudited)

                                                                Voting
                                                            Common Stock          Comprehensive   Accumulated      Paid in   Stock
                                                        Shares        Amount          Income        Deficit        Capital   Holder
                                                                                                                             Equity
                                                     ------------- ------------- -------------- -------------- ----------- ---------

Balance - December 31, 2004                             6,378             6             375          (2,132)        5,911     4,160
                                                     ------------- ------------- -------------- -------------- ----------- ---------


       BPZ Legacy options exercises                         -             -               -               -           963       963

       Options exercised                                  250             1               -               -            13        14

       Common stock sold in private placement           1,322             1               -               -         1,323     1,324
       Additional paid in capital from
       recapitalization                                     -             -               -               -         1,203     1,203

       Gain/(loss) on marketable securities                 -             -             450               -             -       450

       Net loss                                             -             -               -          (1,377)            -    (1,377)
                                                     ------------- ------------- -------------- -------------- ----------- ---------



Balance - December 31, 2005                             7,950      $      8      $      825        $ (3,509)   $    9,413   $ 6,737
                                                     ============= ============= ============== ============== =========== =========

       Additional paid in capital from
       recapitalization                                                                                (572)          208      (364)

       BPZ Legacy options exercises                                                                                   289       289

       Gain/(loss) on marketable securities                 -             -            (927)              -             -      (927)

       Net loss                                             -             -               -             (34)            -       (34)
                                                     ------------- ------------- -------------- -------------- ----------- ---------
Balance - March 31, 2006                                7,950      $      8      $     (102)    $    (4,149)   $   9,910   $  5,668
                                                     ============= ============= ============== ============== =========== =========


           The accompanying notes to consolidated financial statements are an integral part of these statements.

                         See Accountants Review Report.

                        NAVIDEC FINANCIAL SERVICES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND MARCH 31, 2005
                                   (unaudited)

                                                                                                   ($  000's)

                                                                                              2006            2005
                                                                                        ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net Loss                                                                             $     (29)      $    (383)
    Adjustments to reconcile net loss to net cash
          Used in operating activities:
          Depreciation                                                                           2               4
          Noncash stock expense                                                                 --              87
          Allowance for bad debt                                                                --              --
          Loss (Gain) on sale of investments                                                  (166)             16
          Minority interest                                                                      5
    Changes in operating assets and liabilities:
          Accounts receivable                                                                  (14)            137
          Prepaid expenses and other assets                                                    (64)            (46)
          Accounts payable                                                                     (57)             20
          Accrued liabilities                                                                  (84)            (89)
          Notes receivable                                                                    (111)
          Other                                                                                  40             (5)
                                                                                        ------------      ------------

    Net cash used in operating activities:                                                    (488)           (259)
                                                                                        ------------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
          Proceeds from the sale of property, equipment and software                            --              (1)
          Proceeds from sale of equity investments                                             773              --
          Purchase of property, equipment and software                                          --             (10)
          Deposit on business acquisition                                                       --             (55)
          Other                                                                                 --              --
                                                                                        ------------      ------------

    Net cash provided by investing activities                                                  773             (66)
                                                                                        ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
          Post-merger proceeds from exercise of BPZ options                                    289             579
          Proceeds from exercise of options                                                     --              13
          Payments on notes payable and capital lease obligations                                               (7)
                                                                                        ------------      ------------
                                                                                              (300)
    Net cash provided by financing activities                                                  (11)            585
                                                                                        ------------      ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                      274             260
CASH AND CASH EQUIVALENTS, beginning of period                                                 398             380
                                                                                        ------------      ------------

CASH AND CASH EQUIVALENTS, end of period                                                $      672        $    640
                                                                                        ============      ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFO
          Cash paid for interest                                                                13              --
          Conversion of notes to common stock                                                   --              --
          Stock issued for acquisition                                                          --              --


          The accompanying notes to consolidated financial statements are an integral part of these statements.

                         See Accountants Review Report.

                NAVIDEC FINANCIAL SERVICES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

                                 March 31, 2006

NOTE 1 - ORGANIZATION

Navidec Financial Services Inc. ("NFS" or "Company") was incorporated in December. 2002 as a wholly owned subsidiary of Navidec Inc. ("Old Navidec"). In July 2004, Old Navidec entered into a definitive agreement to acquire BPZ Energy, Inc. a Texas corporation established in 2001 ("BPZ"). As a condition of this agreement, Old Navidec transferred all of its historical operations into NFS. In September 2004, Navidec Inc. consummated a reverse merger with BPZ. In connection with the merger, Old Navidec changed its name to BPZ Energy Inc. in February 2005. Also pursuant to the merger agreement, Old Navidec affected a spin off of NFS to the shareholders of record of Old Navidec and assigned essentially all of its business assets and liabilities to Navidec Financial Services, Inc.

NFS is in the business of identifying and acquiring controlling interests in development stage companies to further their growth by providing capital, consulting, personnel and other services, both internally and through outside sources. After developing acquired companies NFS may either sell them privately or publicly, or NFS may distribute to NFS shareholders, or NFS may continue to operate them. NFS may also from time to time provide capital, consulting, personnel and other services, both internally and through the use of subcontractors, to development stage companies that NFS has decided not to acquire. NFS's primary strategy is to focus its resources on the acquisition of new companies and continued development of previous acquisitions.

On September 11, 2003, Old Navidec entered into a purchase agreement with Northsight Mortgage Group, LLC ("Northsight") and its sole member that provided for the transfer of eighty percent (80%) of the issued and outstanding membership units of Northsight to Old Navidec in exchange for the issuance of shares of Old Navidec common stock. Pursuant to the terms of the purchase agreement, 42,667 shares of Old Navidec common stock were issued to the sole member of Northsight and additional shares were placed in escrow. After the audit of Northsight's December 31, 2003 financial statements, an additional 42,667 shares of Old Navidec common stock were issued to the sole member of Northsight and an aggregate of 43,562 shares of Old Navidec common stock were issued to two employees of Northsight pursuant to the terms of the purchase agreement in exchange for the transfer of any trade names, trademarks or trade dress related to Northsight. At that time the balance of the shares subject to the escrow was adjusted pursuant to the purchase agreement to provide for a total of 197,056 shares that are to be released and issued to the two employees in equal annual installments over a three year period beginning on September 11, 2004 and ending on September 11, 2006. Following this adjustment the total acquisition cost for the 80% interest in Northsight was valued at $246,320. The 80% ownership interest in Northsight was transferred and assigned by Old Navidec to NFS pursuant to the terms of the merger transaction. In May of 2005, NFS established Navidec Mortgage Holdings, Inc. ("Mortgage Holdings"), a Colorado corporation and wholly-owned subsidiary of NFS, that is the holding company of the mortgage-related entities and assets of NFS.

Northsight  is  subject  to  the   regulations  of  the  Arizona  State  Banking
Commission, and is also subject to Federal regulations regarding consumer protection, including Truth-In-Lending and RESPA, since it originates consumer loans.

NOTE 2 - BASIS OF PRESENTATION AND MANAGEMENT OPINION

The unaudited financial statements and related notes for the first quarter of 2006 presented herein have been prepared by the management of NFS and its subsidiaries pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. Operating results for the period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the full year. It is suggested that these unaudited condensed consolidated financial statements be read in conjunction with the December 31, 2005 audited consolidated financial statements.

In the opinion of management, all adjustments (consisting only of normal recurring adjustments), which are necessary for a fair presentation of operating results for the interim period presented have been made.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of NFS and its subsidiaries, Northsight Mortgage Group, LLC, and Navidec Mortgage Holdings, Inc. All significant inter-company balances and transactions have been eliminated in consolidation. In April 2005, NFS acquired AegisUSA Business Group, Inc. ("AegisUSA"), a technology company that develops and markets security solutions related to identity and computer access management. In December 2005, AegisUSA was sold to two individuals, one of whom is an officer of NFS and one of whom was at the time, a director of NFS. As a result of this sale, effective December 13, 2005 we discontinued all operations within the technology division. As of that date the operations of Aegis USA, Inc. are no longer consolidated into the financials of Navidec Financial Services, Inc.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclose of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ materially from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, NFS considers cash and cash equivalents to include highly liquid investments with original maturities of 90 days or less. Those are readily convertible into cash and not subject to significant risk from fluctuations in interest rates. The recorded amounts for cash equivalents approximate fair value due to the short-term nature of these financial instruments.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject NFS to significant concentrations of credit risk include cash equivalents, notes receivable and trade accounts receivable. The Company maintains its cash and investment balances in the form of bank demand deposits, money market accounts, commercial papers and short-term notes with financial institutions that management believes to be of high credit quality. Accounts receivable are typically unsecured and are derived from transactions with and from customers primarily located in the United States.

NFS performs ongoing evaluations of its clients' financial condition and generally does not require collateral, except for billings in advance of work performed. Management reviews accounts receivable periodically and reduces the carrying amount by a valuation allowance that reflects management's best estimate of amounts that may not be collectible. Allowances, if any, for uncollectible accounts receivable are determined based upon information available and historical experience. There was no allowance at December 31, 2005.

No sales to unaffiliated customers represented 10% or more of the Company's revenue for the three months ended March 31, 2006.

INVESTMENTS

Investments in publicly traded equity securities over which NFS does not exercise significant influence are recorded at market value in accordance with FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which requires that all applicable investments be classified as trading securities, available for sale securities or held-to-maturity securities. The Company has investments treated as available-for-sale securities that are restricted from sale in the open market under Section 144 and have limited trading volume. There can be no assurance that we will realize the recorded value of this investment due to the size of the investment and its limited trading volume.

Investments in non-publicly traded equity securities or non-marketable equity securities are stated at the lower of cost or estimated realizable value.

PROPERTY, EQUIPMENT AND SOFTWARE

Office equipment and software are stated at cost and deprecation is provided using the straight-line method. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life of the improvements or the minimum term of the lease. Maintenance and repairs are expensed as incurred and major additions, replacements and improvements are capitalized. Internal use software is amortized on a straight-line basis over its expected economic life.

LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. A long-lived asset is considered impaired when estimated future cash flow related to the asset, undiscounted and without interest, are insufficient to recover the carrying amount of the asset. If deemed impaired, the long-lived asset is reduced to its estimated fair value. Long-lived assets to be disposed of are reported at the lower of their carrying amount or estimated fair value less cost of sale.

START-UP COSTS

Start-up costs, including organizational restructuring expenses, are expensed as incurred.

GOODWILL

Goodwill is evaluated annually to determine if its value has been impaired. On September 11, 2003, Old Navidec entered into an agreement with Northsight Mortgage Group, LLC. ("Northsight") and its sole member that provided for the transfer of eighty percent (80%) of the issued and outstanding membership units of Northsight to Old Navidec resulting in the realization of $190,000 of goodwill. This membership interest was transferred to NFS pursuant to the terms of the Merger Agreement.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, trade receivables and payables approximated their fair value because of their short-term nature. Investments in debt securities are recorded at their amortized cost, which approximates fair value because of their short-term maturity. Investments in marketable equity securities are recorded at fair value based upon quoted market prices. Investments in non-marketable equity securities are based upon recent sales of similar securities by the investees and approximated their carrying value. The Company's borrowings approximate their carrying amounts based upon interest rates currently available to the Company.

REVENUE RECOGNITION

Contract Revenues

Revenues from time and materials contracts are recognized as the work is completed. Revenue recognition for time and materials contracts is not significantly impacted by judgments and estimates. When work is performed based on fixed price agreements, it is generally of a short duration and revenue is recognized when the work is completed.

Other Revenues

Revenues from mortgage brokerage operations are generally related to transaction based fees and are recognized at the consummation of the transactions, generally when mortgage transactions close.

STOCK BASED COMPENSATION

As permitted under the Statements of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", the Company accounts for its stock-based compensation for options issued to employees in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). As such, for options granted to employees and directors, compensation expense is recorded on a straight-line basis over the shorter of the period that the services are provided or the vesting period, only if the current market price of the underlying stock exceeds the exercise price. Certain pro forma net income and earnings per share disclosures for employee stock option grants are also included in the notes to the financial statements as if the fair value method as defined in SFAS 123 had been applied. No options were granted as compensation to employees or directors during the three month period ended March 31, 2006. Transactions in equity instruments with non-employees for goods or services are accounted for by the fair value method.

NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders for the period by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and potential common shares outstanding during the period, if the effect of the potential commons share is dilutive.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) includes net income or loss and changes in equity from the market price variations in the BPZ stock and options held by the Company. Then net loss was $1,377,000 and the unrealized gain from BPZ stock was $450,000 Therefore, the Company's total comprehensive loss for the period ended December 31, 2005 was $927,000.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision is effective no later than the end of fiscal years ending after December 15, 2005. The Company will adopt FIN 47 beginning the first quarter of fiscal year 2006 and does not believe the adoption will have a material impact on its consolidated financial position or results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in
Interim Financial Statements-An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and a correction of Company in the first quarter of 2006. The Company is currently evaluating the effect that the adoption of SFAS 154 will have on its results of operations and financial condition but does not expect it to have a material impact.

In June 2005, the Emerging Issues Task Force, or EITF, reached a consensus on Issue 05-6, Determining the Amortization Period for Leasehold Improvements, which requires that leasehold improvements acquired in a business combination purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. EITF 05-6 is effective for periods beginning after July 1, 2005. We do not expect the provisions of this consensus to have a material impact on the financial position, results of operations or cash flows.

NOTE 3 - INVESTMENT IN BPZ

Significant estimates were made with respect to the valuation of certain of our investments in BPZ common stock and BPZ common stock purchase warrants that we have been granted. Upon consummation of the merger transaction between Old Navidec and BPZ, BPZ issued 604,246 shares of its common stock to NFS. These shares were issued in consideration of NFS's assumption of all of the pre-merger business assets and liabilities of Old Navidec. These shares have not been registered and are issued as "restricted securities" as that term is defined in rule 144 under the Securities Act of 1933. Our belief, however, is that these shares qualify as "marketable securities" as that term is defined by SFAS 115 (and as further defined in Footnote 2 to that Statement). Under this definition, if the equity security is restricted for sale by a governmental or other contractual requirement, but the holder of the security has the power to cause such requirement of restriction to be met in a manner that the security would reasonably be expected to qualify for sale within one year, the security is not considered restricted for the purposes of SFAS 115. As such, we are required to record our investment in these securities at their fair value.

Further, due to certain registration rights and contractual conditions related to the exercise of these warrants, we believe that they do not qualify as derivative securities as the term is defined under SFAS 133 and as such should be recorded at their fair value as stipulated under the guidance of SFAS 115 (see paragraph above) and EITF 96-11. To this end (using the Black- Sholes options pricing model), we have estimated the fair value of these warrants to be $2.51 per share as of December 31, 2005 Had we not treated these warrants as marketable securities they would have been recorded on our books at the lower of cost or basis, which in this case would be zero. The Company has accounted for the receipt of stock and warrants as a contribution of capital from BPZ.

As of December 31, 2005 the closing market price per share was $4.25. The Company's "investments in BPZ" is valued at approximately $4,162,000 at March 31, 2006.

Due to the large block of shares held by us and due to the significant number of shares underlying the warrants relative to the trading volume of BPZ, it is uncertain if we could liquidate our positions in BPZ at an amount equal to the estimated fair value. Actual proceeds from the sale of the stock or the stock received upon exercise of the warrants may be significantly lower than the amount recorded on the balance sheet.

Under the terms of the merger agreement, cash proceeds from the exercise of certain legacy stock options in Old Navidec (now BPZ) are payable to NFS as additional contributed capital. For the Quarterly period ended March 31, 2006 approximately $289,000 was credited to NFS equity accounts from the exercise of such options.

NOTE 4 - SUBSIDIARIES

The accompanying consolidated financial statements include the accounts of NFS and its subsidiaries, Northsight Mortgage Group, LLC, and Navidec Mortgage Holdings, Inc. All significant inter-company balances and transactions have been eliminated in consolidation. In April 2005, NFS acquired AegisUSA Business Group, Inc. ("AegisUSA"), a technology company that develops and markets security solutions related to identity and computer access management. In December 2005,

AegisUSA was sold to two individuals, one of whom is an officer of NFS and one of whom was at the time, a director of NFS. As a result of this sale, effective December 13, 2005 we discontinued all operations within the technology division. As of that date the operations of Aegis USA, Inc. are no longer consolidated into the financials of Navidec Financial Services, Inc.

We are organized into two divisions: business development and mortgage services. In 2005 Annual revenues for the business development and mortgage services businesses were approximately $1,835,000. In 2005 we also operated a technology division. 2005 revenues for this division were approximately $588,000. In April 2005, NFS acquired AegisUSA Business Group, Inc. ("AegisUSA"), a technology company that develops and markets security solutions related to identity and computer access management. In December 2005, AegisUSA was sold to two individuals, one of whom is an officer of NFS and one of whom was at the time, a director of NFS. As a result of this sale, effective December 2005 we discontinued all operations within the technology division.

Our business development division focuses on identifying and acquiring controlling interests in development stage companies to further their growth by providing capital, consulting, personnel and other services, both internally and through the use of subcontractors. This division also provides consulting, personnel and other services, both internally and through the use of subcontractors, to development stage companies, in which we have decided not to invest. This is usually provided on a contract basis for fees and related expenses. After evaluating a potential candidate for the probability of success in its core business and determining its growth strategy and anticipated capital requirements, we develop a specific strategy of success with management of the development stage company and provide personnel and services to work in concert with the management to develop and execute the business plan.

The mortgage services division is focused on the Phoenix, and Scottsdale Arizona markets and is primarily engaged in the business of marketing, originating, and brokering residential mortgages secured by real estate.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Under the terms of the merger agreement for the acquisition by Old Navidec of BPZ, BPZ has agreed that, from and after the closing date of that acquisition, BPZ will retain NFS for investor relations and public relations services for a period of not less than three months. In addition, BPZ will, during that twelve-month term of the agreement, budget a total of $360,000 on investor relations and public relations services. The related public relations agreement between BPZ and NFS provides for the payment to NFS of $30,000 per month as a fee plus all expenses of NFS payable under the agreement over the term of the agreement.

As partial consideration for the services of NFS, BPZ has issued to NFS a stock purchase warrant granting the right to purchase up to 1,500,000 shares of BPZ common stock at an exercise price of $2.00 per share. The warrant expires on the July 8, 2006. In this regard, NFS has entered into sub-contract arrangements with certain third parties for the provision of some of the services contemplated under the aforementioned agreement. Pursuant to the terms of these sub-contract agreements, NFS has assigned 520,000 of the warrants to these third parties. Accordingly, the amount recorded in the unaudited Consolidated Balance Sheet of NFS as of March 31, 2005 for "Investment in securities of BPZ" has been adjusted to reflect a remaining net right to purchase 980,000 shares of BPZ common stock.

LITIGATION

Pursuant to the terms of the Merger Agreement pursuant to which Old Navidec acquired BPZ, the present management of Old Navidec consists solely of the principals of BPZ. None of these individuals held management positions at Old Navidec during the first and second quarters of 2003. Old Navidec no longer employs those persons who did hold management positions at Old Navidec during the first and second quarters of 2003.

Old Navidec was advised in a letter dated February 24, 2004 that the Securities and Exchange Commission (the "SEC") was conducting an informal inquiry, at least in part, into the restatement of Old Navidec's financial statements for the periods ending March 31, 2003 and June 30, 2003. The SEC made an informal request that Old Navidec voluntarily produce certain documents which Old Navidec subsequently provided to the SEC. On December 22, 2004, Old Navidec received from the SEC an Order Directing a Private Investigation and Designating Officers to Take Testimony. NFS and Old Navidec intend to fully cooperate with the SEC in its investigation.

The NFS is obligated to indemnify BPZ for all costs or losses associated with liabilities that existed as of the merger date, including any cost or losses associated with this investigation. We cannot make any assurance that the investigation will be solved positively or that it will not have a negative effect on our limited resources or our ability to raise capital during the period of the investigation.

In the normal course of business, the Company is subject to, and may become a party to, litigation regarding disputes with vendors and employment issues. Management believes there are no other matters currently in litigation, other than the SEC investigation described above that could have a material impact on the Company's financial position or results of operations.


NOTE 6 - SUBSEQUENT EVENTS

On February 14, 2006 BPZ filed a Petition in the District Court of Arapahoe County, Colorado for the appointment of a receiver and the judicial dissolution of NFS ("the Action"). On May 19, 2006, BPZ and the Company entered into a Settlement Agreement and Mutual Release (the "Agreement") by and among the
Company, BPZ, and John McKowen, the Chief Executive Officer of NFS (collectively, the "Parties"). The Agreement settles all disputes amongst the Parties relating to the Action. The Agreement provides for among other things a complete mutual release between the Parties of any and all claims relating to the Action. The Agreement settles all disputes amongst the Parties relating to the Action. The Agreement provides for among other things a complete mutual release between the Parties of any and all claims relating to the Action. The Agreement also provides that the expiration date that currently applies to the BPZ warrants held by NFS will be extended to a date that is one year following the effective date of the registration of the BPZ shares underlying the warrants. BPZ is obligate to use good faith and reasonably diligent efforts to obtain effective registration of such shares and will bear any related, direct and customary registration expense. On June 20, 2006 the Court dismissed the petition with prejudice and further issued a declaratory judgment and finding of fact that BPZ was not now nor had it ever been shareholder of NFS since September 9, 2004, the record date of the spin-off.

On April 4, 2006 NFS received notice that a default judgment had been entered in favor of NFS in Denver District Court, Colorado in a matter pending in that court between NFS, Larson International Limited, and Leslie Greyling. NFS had brought an action against Larson International Limited, and Leslie Greyling (collectively "Larson") alleging among other things non-performance with regards to a business consulting agreement between Old Navidec and Larson. The court awarded NFS approximately $420,000 in cash and the court ordered that 100,000 shares of BPZ Energy common stock revert back to NFS. NFS had initially conveyed these shares to Larson as compensation under the business consulting agreement. NFS had been holding the shares pending completion of the services contemplated under the business consulting agreement.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit No.        Description
3.1                Articles of Incorporation of Navidec Capital, Inc. filed with the Colorado Secretary of
                   State on December 20, 2002.

3.2                Articles of Amendment to Articles of Incorporation filed with the Colorado Secretary of
                   State on October 24, 2003 to change the name of Navidec Capital, Inc. to Navidec
                   Financial Services, Inc.

3.3                Bylaws of Navidec Capital, Inc.

4.1                Form of Specimen Certificate for Shares of Common Stock of Navidec Financial Services,
                   Inc.

4.2                Common Stock Purchase Warrant issued by Navidec Financial Services, Inc. to The
                   Elevation Fund, LLC on July 6, 2005.

10.1               Stock Purchase Warrant dated July 8, 2004 for the acquisition of up to 1,500,000 shares of Navidec, Inc. common stock.

10.2               Amended and Restated Employment Agreement, effective as of June 15, 2005, by and between
                   John R. McKowen and the Company.

10.3               Amended and Restated Employment Agreement, effective as of June 15, 2005, by and between
                   Robert D. Grizzle and the Company.

10.4               Merger Agreement, dated as of July 8, 2004, by and between Navidec, Inc. and BPZ Energy,
                   Inc.

10.5               Stock Purchase Agreement, dated as of April 7, 2005, by and between Navidec Financial
                   Services, Inc. and AegisUSA Business Group, Inc.

10.6               Navidec Financial Services, Inc. Management Incentive Plan

10.7               Navidec Financial Services, Inc. 2005 Stock Option Plan.

10.8               Business Consulting Agreement, dated July 22, 2005, by and between Waterton Financial
                   LLC and Navidec Financial Services, Inc.

10.9               Business Consulting Agreement, dated July 26, 2005, by and between J. Paul Consulting
                   Corp. and Navidec Financial Services, Inc.

10.10              Loan Agreement, dated as of July 6, 2005, by and between Navidec Financial Services,
                   Inc. and The Elevation Fund, LLC.

16.1               Letter on Change in Certifying Accountant

21.1               List of Subsidiaries of Navidec Financial Services, Inc.
------------------------

ITEM 2.  DESCRIPTION OF EXHIBITS

See Item 1 above.




                                   SIGNATURES:

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: July 12, 2006

                                            NAVIDEC FINANCIAL SERVICES, INC.

                                            /s/Robert G. Grizzle
                                            _____________________________
                                            Robert G. Grizzle, President
































                                       45